Confidential Treatment Requested by Twin River Worldwide Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
As confidentially submitted to the Securities and Exchange Commission on May 10, 2019.
This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

TWIN RIVER WORLDWIDE HOLDINGS, INC.
(Exact name of registrant as specified in its charter)
Delaware	7011	20-0904604
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
100 Twin River Road
Lincoln, Rhode Island 02865
(401) 475-8474
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Stephen H. Capp
Executive Vice President and Chief Financial Officer
Twin River Worldwide Holdings, Inc.
100 Twin River Road
Lincoln, Rhode Island 02865
(401) 475-8474
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Randi L. Strudler
Rory T. Hood
Jones Day
250 Vesey Street
New York, NY 10281
(212) 326-3939
Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:   ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of  “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐	Accelerated filer ☐	Emerging growth company ☒
Non-accelerated filer ☒	Smaller reporting company ☐
If an emerging growth company, indicate by check mark if registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.   ☒
CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
Common Stock, par value $0.01 per share		$	$	$
(1)
The shares of Twin River Worldwide Holdings, Inc. (“Twin River”) common stock will be offered for resale by the selling shareholders. Pursuant to Rule 416 under the Securities Act of 1933, as amended (the “Securities Act”), this registration statement also covers an indeterminate number of additional shares of common stock as may be issuable with respect to the shares being issued hereunder as a result of a stock split, stock dividend, capitalization or similar event.

(2)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act and based on the average of the high and low prices of shares of Twin River common stock as reported on the New York Stock Exchange on             , 2019.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. The selling shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it does not solicit an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
Confidential Treatment Requested by Twin River Worldwide Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
Subject to completion, dated             , 2019.
PRELIMINARY PROSPECTUS
Shares
Twin River Worldwide Holdings, Inc.
Common Stock
The selling shareholders identified in this prospectus are selling           shares of common stock. We will not receive any of the proceeds from the sale of shares of our common stock by the selling shareholders.
Subject to the completion of this offering, we intend to purchase up to           shares of our common stock that are subject to this offering from the underwriters at a price per share equal to the price per share paid by the underwriters to the selling shareholders in this offering. The closing of the share repurchase is contingent on the closing of this offering.
You should carefully read this prospectus, together with the documents we incorporate by reference, before you invest in our common stock.
Our common stock is listed on The New York Stock Exchange under the symbol “TRWH.” On May 9, 2019, the last reported sales price of our common stock on The New York Stock Exchange was $30.55 per share.
We are an “emerging growth company,” as that term is defined in the Jumpstart Our Business Startups (JOBS) Act of 2012 (the “JOBS Act”) and, as such, are subject to certain reduced public company reporting requirements.
Investing in our common stock involves risks. See the section titled “Risk Factors” beginning on page 16 before investing in our common stock.
	Per Share	Total(2)
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to selling shareholders before expenses	$	$

(1)
We have agreed to reimburse the underwriters for certain expenses in connection with this offering. See “Underwriting.”

(2)
The total offering price does not give effect to the price to be paid by us for any common stock being purchased by us.

The underwriters expect to deliver the shares against payment in New York, New York on or about             , 2019.
Neither the Securities and Exchange Commission, any state securities commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
The date of this prospectus is             , 2019

Confidential Treatment Requested by Twin River Worldwide Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
We incorporate by reference important information into this prospectus. You may obtain the information incorporated by reference without charge by following the instructions under “Where You Can Find More Information.” You should carefully read this prospectus as well as additional information described under “Incorporation of Certain Information by Reference,” before deciding to invest in our common stock.
Neither we nor the selling shareholders have authorized anyone to provide you with additional information or information different from that contained in this prospectus filed with the Securities and Exchange Commission (the “SEC”). We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. The selling shareholders are offering to sell, and seeking offers to buy, our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.
For investors outside the United States: Neither we nor the selling shareholders have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside the United States.
i

Confidential Treatment Requested by Twin River Worldwide Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
INDUSTRY AND MARKET DATA
This prospectus includes estimates of market share and industry data and forecasts that we obtained from industry publications and surveys and internal company sources. Industry publications and surveys generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of the included information. We have not independently verified any of the data from third-party sources nor have we ascertained the underlying economic assumptions relied upon therein. As a result, you should be aware that the market and industry data contained in this prospectus, and our beliefs and estimates based on such data, may not be reliable. In addition, statements as to our market position are based on market data currently available to us. Our estimates involve risks and uncertainties, and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this prospectus.
NON-GAAP FINANCIAL MEASURES
In this prospectus, we present “Adjusted EBITDA.” The non-generally accepted accounting principles (“GAAP”) measure Adjusted earnings before interest, taxes, depreciation and amortization (“EBITDA”) excludes depreciation, amortization, interest expense, provision for income taxes, merger and going public expenses, loss associated with Newport Grand land and building disposal, acquisition-related costs associated with announced planned acquisitions in Colorado, pension withdrawal expense, pension audit payment, shared-based compensation expense, non-recurring litigation expenses, legal and financial expenses for strategic review, non-recurring expansion and pre-opening expenses, storm-related repairs, and credit agreement amendment expenses.
The presentation of this non-GAAP financial measure is not intended to be considered in isolation or as a substitute for any measure prepared in accordance with GAAP. We believe that presenting this non-GAAP financial measure aids in making period-to-period comparisons and is a meaningful indication of its actual and estimated operating performance. Our management utilizes and plans to utilize this non-GAAP financial information to compare our operating performance to comparable periods and to internally prepared projections. Our non-GAAP financial measures may not be the same as or comparable to similar non-GAAP measures presented by other companies.
For more information with respect to financial measures which have not been defined by GAAP, including reconciliations to the closest comparable GAAP measure, see “Summary Historical Consolidated Financial Data of Twin River”; “Summary Historical Consolidated Financial Data of Dover Downs”; and “Summary Unaudited Pro Forma Condensed Combined Financial Data.”
ii

Confidential Treatment Requested by Twin River Worldwide Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
PROSPECTUS SUMMARY
This summary highlights selected information contained elsewhere in, or incorporated by reference into, this prospectus. Because it is a summary, it does not contain all of the information that you should consider before investing in our common stock. You should read this entire prospectus carefully, including the section entitled “Risk Factors” and the documents that we incorporate by reference into this prospectus, before making an investment decision. Unless the context otherwise requires, “we,” “us,” “our,” the “registrant,” the “Company” and “Twin River” refer to Twin River Worldwide Holdings, Inc., and its consolidated subsidiaries.
Overview
We are a diverse, multi-jurisdictional owner and operator of gaming and racing facilities, including slot machines and various casino table games. We own and manage the Twin River Casino Hotel (“Twin River Casino Hotel”) in Lincoln, Rhode Island, which is our flagship property, the Tiverton Casino Hotel (“Tiverton Casino Hotel”) in Tiverton, Rhode Island, the Hard Rock Hotel & Casino (“Hard Rock Biloxi”) in Biloxi, Mississippi, the Dover Downs Hotel & Casino (“Dover Downs Hotel & Casino”) in Dover, Delaware, and the Arapahoe Park racetrack and Havana Park off-track betting (“Mile High USA”) in Aurora, Colorado. On September 1, 2018, we opened the Tiverton Casino Hotel following the closure of the Newport Grand Casino (“Newport Grand”) in August 2018. On March 28, 2019, we completed the acquisition of Dover Downs Gaming & Entertainment, Inc. (“Dover Downs”) in the form of a merger (the “Dover Acquisition”). As of March 31, 2019, our casinos had an aggregate of over 400,000 square feet of gaming space and approximately 8,500 slot machines, 260 gaming tables, 65 stadium gaming positions, 40 dining establishments, 20 bars, 1,200 hotel rooms and three entertainment venues. For the year ended December 31, 2018, on a pro forma basis giving effect to the Dover Acquisition we had $534 million of net revenue, $77 million of net income and $176.5 million of pro forma Adjusted EBITDA. For a reconciliation of pro forma Adjusted EBITDA to net income, see “— Summary Unaudited Pro Forma Condensed Combined Financial Data.”
Our Properties
The following table summarizes certain features of properties managed/owned by us as of March 31, 2019:
Property	Location	Type	Opening Year	Gaming Square Footage	Slot Machines	Table Games	Hotel Rooms	Food and Beverage Outlets	Racebook	Sportsbook
Twin River Casino Hotel	Lincoln, RI	Casino and Hotel	2007	162,420	4,108	120	136	23	Yes	Yes
Hard Rock Biloxi	Biloxi, MS	Casino and Resort	2007	50,984	1,157	53	479	18	No	Yes
Tiverton Casino Hotel	Tiverton, RI	Casino and Hotel	2018	33,600	1,000	32	83	8	Yes	Yes
Dover Downs Hotel and Casino	Dover, DE	Casino, Hotel, and Raceway	1995	165,000	2,195	58	500	14	Yes	Yes
Arapahoe Park and Havana Park	Aurora, CO	Racetrack/ OTB Site	1992	—	—	—	—	3	Yes	No
Twin River Casino Hotel
Our Twin River Casino Hotel property, located in Lincoln, Rhode Island, is situated ten minutes from Providence and in close proximity to southeastern Massachusetts. It includes a full-service casino with 162,420 square feet of gaming space, 4,108 slot machines, 120 table games, including 23 poker tables, 48 stadium gaming positions, 16 dining establishments, seven bars and over 29,000 square feet of event space. It also hosts simulcasting of thoroughbred and greyhound racing from around the country. We opened a new hotel on the Twin River Casino Hotel property in October 2018 with 136 guest rooms. We also began offering sports betting at Twin River Casino Hotel in late 2018. The Twin River Casino Hotel is open 24 hours per day.

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Hard Rock Biloxi
Our Hard Rock Biloxi property is located on the Gulf Coast in Biloxi, Mississippi. This location serves southern Mississippi and is also a Gulf Coast tourist destination. Hard Rock Biloxi is a 1.6-acre waterfront resort with a full-service casino, including 50,984 square feet of gaming space, 1,157 slot machines and 531 table games and a two-tower hotel featuring 479 guest rooms, 11 dining establishments, seven bars and a 9,000 square foot theatre. It also includes four on-site nightlife venues and an outdoor pool with a swim-up bar. We also offer sports betting at the Hard Rock Biloxi. We lease certain property related to this location from the State of Mississippi through June 30, 2037, with an option to extend for an additional 30 years. Annual rent for the year ended December 31, 2018 was $1.1 million and adjusts annually based on the increase in the consumer price index. Hard Rock Biloxi is open 24 hours per day.
Tiverton Casino Hotel
Our Tiverton Casino Hotel property is located in Tiverton, Rhode Island and opened in September 2018. This property is located near the Rhode Island-Massachusetts border. The Tiverton Casino Hotel has 33,600 square feet of gaming space, 1,000 slot machines, 32 table games, 18 stadium gaming positions, six dining establishments, two bars and a hotel featuring 83 guest rooms. At our Tiverton Casino Hotel property we host simulcasting of thoroughbred and greyhound racing from around the country and began offering sports betting in late 2018. The Tiverton Casino Hotel is currently open 24 hours per day, although such business hours remain subject to review in connection with the Tiverton Casino Hotel’s conditional hours of operation license.
Dover Downs Hotel & Casino
Our Dover Downs Hotel & Casino property is located in Dover, Delaware, serving the Mid-Atlantic region. The casino is a 165,000 square foot complex featuring 58 table games, 2,195 slot machines, multi-player electronic table games, a poker room and a race and sports book. The hotel features 500 rooms, and the broader property has conference, banquet, ballroom and concert hall facilities. Our casino offers pari-mutuel wagering on live racing from the adjacent Dover Downs Raceway and simulcast horse races. The casino facility includes bars, restaurants and retail outlets, all of which are located at our entertainment complex situated on 69 acres of owned land. Dover Downs Hotel & Casino is open 24 hours per day.
Mile High USA
Our Mile High USA properties are located in Aurora, Colorado. This location serves the central Colorado region, including the Denver area. Arapahoe Park is a seasonal live horse racing track with a racebook, concession stands, a bar, outside grill and retail store. It also hosts simulcasting of thoroughbred and greyhound racing from around the country. Arapahoe Park holds 11 off-track betting (“OTB”) licenses, certain of which it currently licenses to third parties. Havana Park is an OTB site we operate in Aurora, Colorado. The Havana Park property is leased through September 28, 2022 at an annual rent of  $162,508 and contains two five-year renewal options.
Our Principal Geographies by Property
Twin River Casino Hotel and Tiverton Casino Hotel
Twin River Casino Hotel and Tiverton Casino Hotel are the only casinos operating in Rhode Island. These properties draw from a broader region that includes Rhode Island, Massachusetts and Connecticut (“New England”). New England, consisting of over 11.5 million people, as reported by the U.S. Census Bureau, has seen total gaming revenues grow over 15% since 2013 to $1.95 billion in 2018 (a 3.5% compound annual growth rate (“CAGR”)). Within New England, the Boston-Worcester-Providence combined statistical area (the “CSA”) has historically been an economic hub, with median household income, as reported by the U.S. Census Bureau, 28.9% greater than the national average. According to the U.S. Department of Labor, as of March 31, 2019, Massachusetts has an unemployment rate of 3.0%, while Connecticut and Rhode Island have unemployment rates in line with the national average of 3.8%.

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Favorable demographics and continued population growth have historically offered a stable backdrop for the measured expansion of gaming in the region. Despite new casino additions in recent years, the gross gaming revenue (“GGR”) per capita of  $170 in Rhode Island, Massachusetts and Connecticut remains lower than many other gaming geographies. Furthermore, American Gaming Association’s survey of the commercial casino industry, State of the States 2018 (the “AGA Survey”), there are 1.9 million people per casino in those three states combined, and there are 607 people per gaming machine compared to 319 people per gaming machine in the 40 U.S. states that permit casino gaming. Encore Boston Harbor, in Everett, Massachusetts, is the only near-term expected opening of a competing casino in this area. Due to stringent regulatory approvals necessary to open new casinos in each of these states, new potential competitors in the future would face long lead times.
Geography	# of commercial casinos(2)	GGR per capita(3)	People per gaming machine(3)
New England(1)	6	$170	607
Cincinnati	5	343	254
Detroit	3	271	600
Indianapolis	2	174	588
Kansas City	5	304	309
Philadelphia	7	237	476
Pittsburgh	4	293	323
St. Louis	6	356	289

(1)
The New England area is defined as Massachusetts, Rhode Island and Connecticut. All other geographies are defined as the CSA, which includes the listed city.

(2)
Source: Applicable state government website.

(3)
Source: AGA Survey.

Hard Rock Biloxi
Casino gaming is a significant industry in Mississippi, generating total gaming revenue of  $2.1 billion (seventh largest in the nation). As reported in Gaming in Biloxi, published in March 2018, the Biloxi area consists of eight casino resorts that attract more than 5.7 million visitors per year. According to the Mississippi Department of Revenue, the Gulf Coast counties of Mississippi generate approximately 37% of the state’s total gaming revenue and have demonstrated modest growth over the last several years. Biloxi is predominantly a drive-in area, attracting most of its visitors from the New Orleans-Metairie-Hammond CSA (1.5 million population) and Mobile-Daphne-Fairhope CSA (627,000 population). Furthermore, Biloxi is working to attract more national visitors and revitalize its downtown area with new restaurants, entertainment venues and retail shops underscoring mixed-use developments that include housing elements for millennials and retirees.
Dover Downs Hotel & Casino
There are three casinos in Delaware with, according to the AGA Survey, a combined 6,252 gaming machines, of which Dover Downs Hotel & Casino is the largest operator. The casino regularly draws customers from Delaware, Northern Maryland, Virginia and southeast Pennsylvania. The closest metropolitan areas, which Dover relies on for a significant portion of its clientele, are the Washington Baltimore-Arlington CSA (the “Washington CSA”) and the Philadelphia CSA, which, as reported by the U.S. Census Bureau, have populations in excess of 9.8 million and 7.2 million, respectively. These areas have historically shown strong demographic trends and positive growth. Both boast median household incomes above the national average, with the Washington CSA commanding a 47.8% premium in 2018. These favorable demographics, along with new entrants have helped drive greater gaming revenues, with Washington CSA GGR growing at 8.7% CAGR between 2013 and 2018, with the Philadelphia CSA GGR growing at a 1.5% CAGR during the same period.

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The competitive landscape in this region increased significantly in recent years. Maryland and Pennsylvania enacted legislation promoting the expansion of gaming. In 2012, there were three operating casinos in Maryland; by 2016, there were six. In 2017, Pennsylvania enacted new legislation that allows up to 10 new satellite casinos. In response to these new pressures, Delaware state legislators implemented regulatory reforms aimed at making the state of Delaware more competitive. Among these reforms are reductions to the state’s table tax rate from 29.4% to 15.5% and slot tax rates from 43.5% to 40.5% upon meeting predetermined investment thresholds as well as the elimination of annual gaming license fees.
Competitive Strengths
Broadly diversified multi-property gaming company. Our geographic and asset diversity reduces our dependence on any individual property or specific geography. Beginning with our acquisition of Hard Rock Biloxi in 2014, we began the process of systematically increasing our geographic and financial diversity. We now operate four casinos across three attractive gaming geographies. As of March 31, 2019, we operate approximately 1,200 hotel rooms, 400,000 square feet of gaming space, 260 gaming tables and 8,500 slot machines. Assuming the closing of our pending acquisition of the Black Hawk Properties (as defined below), we will operate nine properties in total and also gain entry into the growing Black Hawk, Colorado area. This acquisition would further expand our operating footprint and diversify us from a financial standpoint, while continuing to mitigate our susceptibility to regional economic downturns, idiosyncratic regulatory changes or increases in regional competition.
Well positioned in attractive gaming geographies.   We currently operate in three primary gaming geographies. Twin River Casino Hotel and Tiverton Casino Hotel reside within New England, which has a total population of 11.5 million, as reported by the U.S. Census Bureau. Within New England, the Boston-Worcester-Providence CSA has strong demographic trends, including an unemployment rate below the national average and a median household income 28.9% greater than the national average. We believe the Boston-Worcester-Providence CSA remains relatively underserved and remains capable of absorbing and growing in response to new gaming competition. The combined gaming revenue per capita of  $170 in the New England gaming area remains lower than many other gaming areas. Our properties in New England offer easy access and attractive traffic patterns for both residents and visitors. Hard Rock Biloxi operates in the Gulfport-Biloxi Metropolitan Statistical Area (“Gulfport MSA”), a stable gaming geography with generally consistent competitive dynamics and area GGR. According to the AGA Survey, GGR in Mississippi of  $2.1 billion is the seventh largest in the United States, making gaming a significant and vital industry for the state. According to the report published in March 2018, Gaming in Biloxi, Biloxi, which is within the Gulfport MSA, generates roughly $858 million on a GGR basis. Dover Downs Hotel & Casino is situated between the Washington-Baltimore- Arlington CSA and the Philadelphia CSA, which, as reported by the U.S. Census Bureau, boast median household incomes 47.8% and 11.1%, respectively, greater than the national average and have an aggregate population of nearly 17 million. Between 2013 and 2018, gross gaming revenue increased at a 8.7% CAGR from $747 million to $1.2 billion in Washington-Baltimore-Arlington CSA and at a 1.5% CAGR from $1.6 billion to $1.7 billion in Philadelphia CSA.
Historical resilience to competition.   We believe our attractive value proposition to our customers, implementation of strategic initiatives and strong relationships with our regulators have historically helped us respond to the introduction of competition. We successfully navigated competitive pressures to our Rhode Island and Biloxi properties, including the opening of Plainridge Park Casino in 2015 (Massachusetts), Scarlet Pearl in 2015 (Biloxi, Mississippi) and the MGM Springfield in 2018 (Massachusetts). In Rhode Island and Biloxi, through increased marketing efforts, the introduction of table games and other amenities and continued personalized customer service, we were able to absorb and recoup any initial loss of gaming revenues. We are actively taking steps designed to address the upcoming competition from Encore Boston Harbor. While increased competition will affect us, we believe that our focus on a local customer base, enhancing our marketing efforts and favorable legislation in Rhode Island versus Massachusetts, including a younger legal minimum gambling age and the ability to smoke in Rhode Island casinos, are designed to position us to respond to the opening of Encore Boston Harbor. We retain a significant drive-time advantage for several large population centers between our properties and Encore Boston Harbor. Less than 20% of Twin River Casino Hotel’s rated slots play originates from an area within

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a drive time closer to Encore Boston Harbor than Twin River Casino Hotel. In addition, 58% of our rated play at our Twin River Casino Hotel comes from players within a 30-mile drive. Finally, the gaming industry in each of our geographic areas is governed by a state gaming authority. In order to enter the gaming industry in any of our geographies, a potential new entrant must work through a costly and lengthy statutory and/or regulatory process, which can last anywhere from 12 to 18 months or more depending on the jurisdiction and type of gaming. Beyond the regulatory barriers, significant investments of time and capital also affect potential activity.
Ability to develop organic growth strategies and successfully integrate new properties in new geographies.    We believe we have a proven track record executing on improvements to existing properties, new construction projects and strategic acquisitions. We introduced table gaming at Twin River Casino Hotel in June 2013, shortly after a referendum permitting it was approved in November 2012; sought the necessary approvals and began construction of the hotel at Twin River Casino Hotel after the repeal of a state law prohibiting a hotel in Lincoln in April 2015; and quickly relocated our Newport Grand license to Tiverton Casino Hotel following a successful referendum in November 2016. After the legalization of sports betting in Delaware, Rhode Island and Mississippi, we invested in sports betting infrastructure to provide a new product line to our existing casino offerings in 2018. We have also integrated properties in new areas within our gaming portfolio. Under our management, Hard Rock Biloxi has grown through operational improvements, which included a reduction in costs, the refocusing on table gaming based on increasing demand, the introduction of unique and branded amenities and realization of benefits from the new hotel tower built in February 2014. We anticipate that the Dover Acquisition will result in net estimated annual cost synergies of approximately $3 million per year. These net estimated cost synergies include approximately $2 million of legal, accounting and other expenses that we expect to incur as a public company. Cost synergies are expected to be driven by the elimination of certain corporate overhead redundancies and improved property level efficiencies, with limited incremental costs required to scale operations and integrate Dover Downs. No assurance can be made that we will be able to achieve these cost synergies or when they will be realized.
Strong free cash flow generation with history of deleveraging.   We have historically generated strong free cash flow driven by Adjusted EBITDA growth and low maintenance capital expenditures. Our Rhode Island and Delaware casinos do not bear the costs of slot machine acquisitions, replacements or maintenance, as this responsibility is borne by the state, in each case. Based on our 7,381 video lottery terminals (“VLTs”) within our Rhode Island and Delaware properties, and assuming a seven year replacement cycle, we avoid approximately $30 million of annual slot replacement and maintenance costs. As such, our maintenance or replacement capital expenditures is limited to approximately $4-5 million per property per year. Through our free cash flow generation, we have been able to maintain low leverage despite acquiring Hard Rock Biloxi for $250 million in 2014 and investing $156 million to construct the Tiverton Casino Hotel and Twin River Casino Hotel over the course of 2017 and 2018. We have historically maintained a net leverage ratio below 4.0x.
Our management team has deep gaming industry experience and strong local relationships.   We are led by a highly experienced management team with deep industry and operational expertise. The team’s experience and expertise has allowed us to diversify our portfolio and foster strong relationships with regulators enabling us to adapt to changing market conditions while enhancing the performance of our business. Our senior management team has over a century of collective industry experience and a track record of working together as a cohesive team. John E. Taylor, Jr., our Executive Chairman and a member of our board of directors since 2010, has significant industry leadership experience having previously served as the Chief Executive Officer of both GameLogic and GTECH Corporation’s global gaming and entertainment subsidiary. George Papanier, our President and Chief Executive Officer since 2010, has extensive industry experience having served in senior management roles during his over 35 years of experience in the gaming industry. Stephen Capp, our Executive Vice President and Chief Financial Officer, has significant experience having previously served as the Chief Financial Officer for Pinnacle Entertainment and as a Managing Director in the Leveraged Finance Department of Bear, Stearns & Co.

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Strategies
Focus on our local patrons and provide a differentiated level of customer service. We focus on attracting and fostering repeat business from local and regional customers at all of our properties. Our strategy is to provide a value-oriented gaming environment, featuring newly renovated facilities, multiple dining options at affordable prices and promotional incentives that reward our frequent customers. We believe our offerings are more attractive to our local patrons than a tourism-driven destination property. Our Rhode Island casinos also have a minimum gaming age of 18 and designated-smoking gaming areas, which differentiates us from the minimum gaming age of 21 and smoke-free casinos in Massachusetts.
Growth through strategic acquisitions to enhance geographic diversification.   We remain focused on further increasing our geographic diversity. As our current geographies continue to evolve, we expect to explore opportunities to improve and expand our properties and enter new geographies. We have proven successful in this strategy, with gaming assets across three states following our recent acquisition of Dover Downs. Assuming the completion of our pending acquisition of three casino properties from Affinity Gaming in Colorado, we will further expand our geographic diversity. We believe that our low financial leverage, strong free cash flow and public equity listing provides us with ample financial capacity to execute potential acquisitions in the future.
Expand our product offering to further diversify our revenue streams.   Our properties generate revenue through casinos, hotels, entertainment facilities, race tracks and other sources. Sports betting provides additional upside for Twin River Casino Hotel and Tiverton Casino Hotel, both of which launched sportsbooks in the fourth quarter of 2018. Our casinos are currently the only legal sports betting options in all of New England and we plan to continue expanding both our non-gaming revenue sources and our gaming product offerings in order to reduce reliance on any one particular revenue stream. Our most recent diversification effort through our investment in stadium gaming is expected to increase customer engagement, particularly with millennials, and allow our Rhode Island casinos to offer lower minimum bet sizes. Stadium gaming is relatively new to U.S. regional gaming markets, and is intended to further differentiate our premium gaming opportunities. In March 2019, Rhode Island enacted legislation that will allow people that register in person at either Twin River Casino Hotel or Tiverton Casino Hotel to place bets on sports from anywhere in the state via their mobile phone or computer. Under the legislation, the operator of the new mobile sports betting platform will need to locate its servers at the Twin River Casino Hotel or the Tiverton Casino Hotel.
Maintain a well-capitalized balance sheet and adequate liquidity.   We intend to maintain moderate leverage and sufficient liquidity to meet our near-term obligations and provide us with the flexibility to pursue strategic priorities. Historically, our operations have generated strong cash flow available for debt service. As part of our strategy, our management team has historically targeted a low leverage profile and disciplined capital allocation strategy. In addition, our the regulatory agreement under which our Rhode Island properties operate (the “Regulatory Agreement”) requires us to maintain a leverage ratio below 4.0x. In addition, following the Refinancing Transaction (as defined below), we will benefit from a balanced mix of secured and unsecured debt.

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Corporate Structure
The following diagram illustrates our principal subsidiaries their jurisdiction of organization and their principal business location.
Share Repurchase
We intend to purchase from the underwriters up to           shares of our common stock that are subject to this offering at a price per share equal to the price per share paid by the underwriters to the selling shareholders in this offering. We intend to fund the share repurchase with cash on hand. The closing of the share repurchase is contingent on the closing of this offering.
The description and the other information in this prospectus regarding the share repurchase is included in this prospectus solely for informational purposes. Nothing in this prospectus should be construed as an offer to sell, or the solicitation of an offer to buy, any of our common stock subject to the share repurchase.
Recent Developments
Black Hawk Properties Transaction
On January 29, 2019, we entered into a definitive agreement pursuant to which we agreed to acquire a subsidiary of Affinity Gaming that owns Golden Gates, Golden Gulch and Mardi Gras, Affinity Gaming’s three casino properties in Black Hawk, Colorado (the “Black Hawk Properties”). The transaction is subject to customary closing conditions, including review by the Colorado Division of Gaming and approval by the Colorado Limited Gaming Control Commission, and is expected to close in early 2020.
Dover Acquisition
On March 28, 2019, we acquired Dover Downs. In the acquisition, each share of Dover Downs common stock and class A common stock was converted into the right to receive 0.089872 shares of our common stock with cash in lieu of fractional shares. Dover Downs common stock, which previously traded under the ticker symbol “DDE” on the New York Stock Exchange (the “NYSE”), ceased trading on, and was delisted from, the NYSE on March 28, 2019. On March 29, 2019, our common stock was listed on the NYSE and began trading under the ticker symbol “TRWH.”
Refinancing Transaction
On May 10, 2019, we issued $400 million in aggregate principal amount of 6.75% senior notes due 2027 (“Senior Notes”) in a private offering and entered into a new bank credit facility, which includes a $300 million term loan due 2026 and an undrawn $250 million revolving credit facility (collectively, the “Refinancing Transaction”).

Confidential Treatment Requested by Twin River Worldwide Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
We used a portion of the proceeds from the Refinancing Transaction to repay borrowings under our existing bank credit facility, which had approximately $421 million outstanding as of March 31, 2019. The remaining proceeds will be used for general corporate purposes, which could include, in addition to funding operations, repurchases of our common stock, acquisitions and other transactions. We presently expect to explore returning capital to shareholders in a number of potential ways over a period of time taking into account our actual circumstances, including the factors described in this prospectus, and may spend less (or more) than such remaining proceeds over time.
Corporate Information
We were incorporated in Delaware on March 1, 2004. Our headquarters are located at 100 Twin River Road, Lincoln, Rhode Island 02865, within our Twin River Casino Hotel property. Our website address is www.twinriverwwholdings.com. The information that is contained in, or that is accessible through, our website is not part of this prospectus.

Confidential Treatment Requested by Twin River Worldwide Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
THE OFFERING
Common stock offered by the selling shareholders
          shares of common stock
Common stock to be repurchased by us
          shares of common stock (of the           shares of common stock offered hereby)
Common stock to be outstanding after this offering and concurrent share repurchase shares of common stock
Use of proceeds
We will not receive any of the proceeds from the sale of shares of our common stock in this offering.
Dividend policy
We intend to initiate paying regular quarterly dividends on our common stock later this year, which we expect to target at an approximately 1% annual yield based on recent trading prices. Using recent trading prices and our number of outstanding common shares, such a dividend would cost approximately $14 million per year.
Share repurchase
Subject to completion of this offering, we intend to repurchase up to           shares of our common stock that are subject to this offering from the underwriters at a price per share equal to the price paid by the underwriters to the selling shareholders in this offering. The closing of the share repurchase is contingent on the closing of this offering.
Risk factors
You should carefully read and consider the information set forth in the “Risk Factors” section of this prospectus and all other information set forth in this prospectus and the documents incorporated by reference herein before investing in our common stock.
NYSE symbol
“TRWH”

Confidential Treatment Requested by Twin River Worldwide Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA OF TWIN RIVER
The following data of Twin River as of and for the years ended December 31, 2018 and 2017 and for the three years ended December 31, 2018 have been derived from the audited consolidated financial statements of Twin River incorporated by reference to this prospectus. This information is only a summary and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the consolidated financial statements of Twin River and the notes thereto and the unaudited pro forma condensed combined financial information of Dover Downs and Twin River incorporated by reference to this prospectus.
	Years Ended December 31,
(In thousands)	2018	2017	2016
Income Statement Data
Net revenue	$437,537	$421,053	$414,817
Operating costs and expenses	316,888	297,330	302,361
Income from operations	120,649	123,723	112,456
Interest expense, net of amounts capitalized and interest income	(22,852)	(22,615)	(26,403)
Change in fair value of contingent value rights	—	—	(2,661)
Income before provision for income taxes	97,797	101,108	83,392
Provision for income taxes	(26,359)	(38,861)	(38,553)
Net income	71,438	62,247	44,839
Deemed dividends related to change in fair value of common stock subject to possible redemption	640	(2,344)	(1,028)
Net income applicable to common shareholders	$72,078	$59,903	$43,811

	Years Ended December 31,
In thousands	2018	2017
Balance Sheet Data
Cash and cash equivalents	$77,580	$85,814
Total assets	$782,352	$718,134
Total liabilities	$483,692	$532,278
Total shareholders’ equity	$298,660	$185,856
	Years Ended December 31,
In thousands	2018	2017	2016
Net cash provided by (used in)
Operating activities	$109,244	$107,832	$70,692
Investing activities	$(117,600)	$(47,485)	$(12,177)
Financing activities	$(3,429)	$(28,933)	$(85,869)
	Years Ended December 31,
Other Financial Data in thousands	2018	2017	2016
Adjusted EBITDA(1)	$165,697	$166,772	$152,297

(1)
Net Income to Adjusted EBITDA, is reconciled below.

Confidential Treatment Requested by Twin River Worldwide Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
	Years Ended December 31,
In thousands	2018	2017	2016
Net income	$71,438	$62,247	$44,839
Depreciation and amortization	22,332	22,204	25,070
Provision for income taxes	26,359	38,861	38,553
Interest expense, net of interest income	22,852	22,615	26,403
Change in fair value of contingent value rights	—	—	2,661
Merger and going public expenses(1)	6,636	—	—
Newport Grand disposal loss(2)	6,514	—	—
Pension withdrawal expense(3)	3,698	—	—
Expansion and pre-opening expenses(4)	2,678	154	623
Non-recurring litigation expenses(5)	1,861	1,722	2,071
Pension audit payment(6)	1,400	—	—
Share-based compensation	(1,474)	17,791	6,328
Legal & financial expenses for strategic review(7)	676	822	—
Credit agreement amendment expenses(8)	493	106	717
Acquisition costs(9)	208	—	—
Storm related repair expense(10)	26	250	—
Referendum costs(11)	—	—	5,032
Adjusted EBITDA	$165,697	$166,772	$152,297

(1)
Merger and going public expenses primarily include legal and financial advisory costs related to the merger with Dover Downs and one-time costs of becoming a public company.

(2)
Newport Grand disposal loss represents the loss on the sale of the land and building, write-down of building improvements and write-off of equipment.

(3)
The pension withdrawal expense represents the accrual for the New England Teamsters Multi-employer pension plan withdrawal liability.

(4)
Expansion and pre-opening expenses represent costs incurred for Tiverton Casino Hotel prior to its opening on September 1, 2018.

(5)
Non-recurring litigation expense represents legal expenses incurred by us in connection with certain litigation matters (net of insurance reimbursements).

(6)
Pension audit payments represents a charge for out-of-period unpaid contributions, inclusive of estimated interest and penalties, to one of our multi-employer pension plans.

(7)
Legal and financial expenses for the strategic review include expenses associated with our review of strategic alternatives that began in April 2017.

(8)
Existing credit agreement amendment expenses include costs associated with amendments made to our existing credit agreement.

(9)
Acquisition costs represent costs incurred during the year associated with our announced acquisition of three casinos in Black Hawk, Colorado from Affinity Gaming.

(10)
Storm-related repair expenses include costs, net of insurance recoveries, associated with damage from Hurricane Nate at Hard Rock Biloxi.

(11)
Referendum costs related to moving the gaming license from Newport Grand to the Tiverton Casino Hotel in 2016.

Confidential Treatment Requested by Twin River Worldwide Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA OF DOVER DOWNS
The following data of Dover Downs as of and for the years ended December 31, 2018 and 2017 and for the three years ended December 31, 2018 have been derived from the audited consolidated financial statements of Dover Downs incorporated by reference to this prospectus. This data reflects the adoption of ASU 2014-09 effective January 1, 2018 using the full retrospective method. This information is only a summary and should be read in conjunction with the consolidated financial statements of Dover Downs and the notes thereto and the unaudited pro forma condensed combined financial information of Dover Downs and Twin River incorporated by reference to this prospectus.
	Years Ended December 31,
In thousands	2018	2017	2016
Income Statement Data
Revenues	$179,931	$176,428	$181,779
Expenses	179,026	176,354	179,680
Operating earnings	905	74	2,099
Interest expense	(790)	(840)	(863)
Other income	302	147	134
Earnings (loss) before income taxes	417	(619)	1,370
Income tax expense	(387)	(523)	(612)
Net earnings (loss)	$30	$(1,142)	$758
Comprehensive (loss) income	$(130)	$(1,245)	$366

	Years Ended December 31,
In thousands	2018	2017
Balance Sheet Data
Cash	$10,864	$10,714
Total assets	$160,715	$161,961
Total liabilities	$46,371	$47,652
Total shareholders’ equity	$114,344	$114,309
	Years Ended December 31,
In thousands	2018	2017	2016
Net cash provided by (used in)
Operating activities	$9,995	$6,700	$10,355
Investing activities	$(4,838)	$(2,204)	$(2,818)
Financing activities	$(5,007)	$(5,459)	$(6,356)
Other Financial Data	Year Ended December 31, 2018
Adjusted EBITDA(1)	$10,767

(1)
Net Income to Adjusted EBITDA, is reconciled below.

Confidential Treatment Requested by Twin River Worldwide Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
In thousands	Year Ended December 31, 2018
Net income	$30
Depreciation and amortization	8,231
Provision for income taxes	387
Interest expense, net of interest income	790
Merger Costs(1)	1,090
Share-based compensation	239
Adjusted Dover Downs EBITDA	$10,767

(1)
Merger and going public expenses primarily include legal and financial advisory costs related to the merger with Twin River.

Confidential Treatment Requested by Twin River Worldwide Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
Summary Unaudited Pro Forma Condensed Combined Financial Data
The Dover Acquisition closed on March 28, 2019 resulting in Dover Downs becoming an indirect wholly-owned subsidiary of Twin River. The following summary unaudited pro forma condensed combined financial information has been prepared for illustrative purposes only and is not necessarily indicative of what the combined company’s financial position or results of operations actually would have been had the Dover Acquisition been completed as of the dates indicated. In addition, the summary unaudited pro forma condensed combined financial information does not purport to project the future financial position or results of operations of the combined company. Future results may vary significantly from the results reflected because of various factors, including those discussed in the section entitled “Risk Factors.” The Refinancing Transaction closed on May 10, 2019 pursuant to which we refinanced our existing bank credit facility with a new bank credit facility consisting of a $300 million term loan due 2026, an undrawn $250 million revolving credit facility and issued an aggregate of  $400 million of Senior Notes. The Refinancing Transaction is not reflected in the summary unaudited pro forma condensed combined financial data. The following summary unaudited pro forma condensed combined financial information should be read in conjunction with the “Selected Historical Consolidated Financial Data of Twin River,” “Selected Historical Consolidated Financial Data of Dover Downs” and “Unaudited Pro Forma Condensed Combined Financial Information” and the related notes incorporated by reference herein.
The following summary unaudited pro forma condensed combined statement of income data for the year ended December 31, 2018 gives effect to the Dover Acquisition as if it was completed on January 1, 2018 and the unaudited pro forma condensed combined balance sheet data gives effect to the Dover Acquisition as if it had occurred on December 31, 2018.
(In millions)	Pro Forma Year Ended December 31, 2018
Net revenue	$534.1
Operating costs and expenses	404.1
Income from operations	130.1
Interest expense, net of amounts capitalized and interest income	(25.0)
Income before provision for income taxes	105.5
Provision for income taxes	(28.6)
Net income	$77.0
Net deemed dividends related to change in fair value of common stock subject to possible redemption	640
Net income applicable to common shareholders	$77.6
Adjusted EBITDA(1)	$176.5

(1)
Our non-GAAP measure Pro Forma Adjusted EBITDA is calculated from pro forma net income (loss) by excluding depreciation, amortization, interest expense, provision for income taxes, merger and going public expenses, loss associated with Newport Grand land and building disposal, acquisition-related costs associated with announced planned acquisitions in Colorado, pension withdrawal expense, pension audit payment, shared-based compensation expense, non-recurring litigation expenses, legal and financial expenses for strategic review, non-recurring expansion and pre-opening expenses, storm-related repairs and credit agreement amendment expenses. Pro forma net income to Pro Forma Adjusted EBITDA, is reconciled below.

Confidential Treatment Requested by Twin River Worldwide Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
(In millions)	Pro Forma Year Ended December 31, 2018
Net income	$77.0
Depreciation and amortization	29.8
Provision for income taxes	28.6
Interest expense, net of interest income	25.0
Newport Grand disposal loss(a)	6.5
Pension withdrawal expense (b)	3.7
Expansion and pre-opening expenses(c)	2.7
Non-recurring litigation expenses(d)	1.9
Pension audit payment(e)	1.4
Share-based compensation	(1.2)
Legal & financial expenses for strategic review(f)	0.7
Existing credit agreement amendment expenses(g)	0.5
Acquisition costs(h)	0.2
Storm related repair expense(i)	0.0
Pro Forma Adjusted EBITDA(j)	$176.5

(a)
Newport Grand disposal loss represents the loss on the sale of the land and building, write-down of building improvements and write-off of equipment.

(b)
The pension withdrawal expense represents the accrual for the New England Teamsters Multi-employer pension plan withdrawal liability.

(c)
Expansion and pre-opening expenses represent costs incurred for Tiverton Casino Hotel prior to its opening on September 1, 2018.

(d)
Non-recurring litigation expense represents legal expenses incurred by us in connection with certain litigation matters (net of insurance reimbursements).

(e)
Pension audit payments represents a charge for out-of-period unpaid contributions, inclusive of estimated interest and penalties, to one of our multi-employer pension plans.

(f)
Legal and financial expenses for the strategic review include expenses associated with our review of strategic alternatives in 2018.

(g)
Existing credit agreement amendment expenses include costs associated with amendments made to our existing credit agreement.

(h)
Acquisition costs represent costs incurred in 2018 associated with our announced acquisition of three casinos in Black Hawk, Colorado from Affinity Gaming.

(i)
Storm-related repair expenses include costs, net of insurance recoveries, associated with damage from Hurricane Nate at Hard Rock Biloxi.

(j)
See reconciliation of our reported net income to adjusted EBITDA included under “— Summary Historical Consolidated Financial Data of Twin River” and reconciliation of our reported net income to adjusted EBITDA for Dover Downs included under “— Summary Historical Consolidated Financial Data of Dover Downs.”

(In millions)	Pro Forma as of December 31, 2018
Pro Forma Balance Sheet Data
Cash and cash equivalents	$98.4
Total assets	$938.2
Total liabilities	$554.8
Total shareholders’ equity	$383.5

Confidential Treatment Requested by Twin River Worldwide Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
RISK FACTORS
An investment in our common stock involves various risks. You should carefully consider the following risks and all of the other information contained in this prospectus before investing in our common stock. In addition, you should read and consider the risk factors associated with our business included in the documents incorporated by reference in this prospectus, including our Annual Report on Form 10-K for the fiscal year ended December 31, 2018. See “Where You Can Find More Information.” We cannot assure you that any of the events discussed in the risk factors below will not occur. If these risks occur, the value of our securities could decline and you could lose some or all of your investment.
Risks Related to Our Business
Increased competition could adversely affect our business, results of operations, and financial condition.
Various competitive properties have opened or will be opening in the future that may affect our flagship casino in Rhode Island, and perhaps our Tiverton property as well. In November 2011, the Expanded Gaming Act was signed into law in Massachusetts, which allowed up to three commercial destination resort casinos located in three geographically diverse regions across the state and a single slots facility for one location statewide. In February 2014, the Massachusetts Gaming Commission (the “MGC”) awarded the slots-only gaming license to Plainridge Park Casino in Plainville, Massachusetts which opened in June 2015. In the third quarter of 2018, MGM Resorts International opened the $1.0 billion Springfield resort casino in Springfield, Massachusetts, and the multi-billion Encore Boston Harbor is scheduled to open in June 2019. We have taken various steps designed to increase our competitive position, including building a hotel adjacent to our Twin River casino property in Lincoln, Rhode Island, near Providence, Rhode Island, constructing a new facility in Tiverton, Rhode Island and obtaining regulatory approvals for changes in gaming operations. There can be no assurance that these steps will be effective, or what the ultimate effect of this additional competition will be. In addition, the Massachusetts law allows the MGC at its discretion to award one additional commercial casino license, limited to the southeast region of the Commonwealth. The MGC solicited public comment late in 2018 on this issue as it continues to evaluate whether to issue such license. Finally, construction of a tribal casino in Taunton, Massachusetts is currently on hold following a U.S. Department of the Interior ruling in September 2018 regarding the validity of the tribe’s land in trust taking. The tribe has initiated litigation challenging this decision in the U.S. District Court for the District of Columbia. Further, a House bill has been introduced in Congress that would award the land in trust to the tribe and prevent any further litigation, including pending cases, with regard to its status. The outcome of this litigation and the likelihood of the proposed legislation is inherently uncertain.
Our business is particularly sensitive to reductions in discretionary consumer spending.
Consumer demand for casinos and casino hotel properties, such as ours, is sensitive to downturns in the economy and the associated impact on discretionary spending on leisure activities. Any adverse change in general economic conditions can adversely affect consumer spending, which can adversely affect our ability to generate revenues from operations. Adverse developments affecting economies throughout the world, including a general tightening of the availability of credit, increasing energy costs, rising prices, inflation, acts of war or terrorism, natural disasters, declining consumer confidence or significant declines in the stock market could lead to a reduction in discretionary spending on entertainment and leisure activities, which could adversely affect our business, financial condition and results of operations.
Recessions have affected our business and financial condition, and economic conditions may continue to affect them in ways that currently cannot accurately be predicted.
Economic recessions have had, and may continue to have, far reaching adverse consequences across many industries, including the gaming industry, which may adversely affect our business and financial condition. In the past decade, the U.S. economy has experienced weakness and recession following a financial crisis, which resulted in increased unemployment, decreased consumer spending and a decline in housing values. In addition, while the Federal Reserve took policy actions to promote market liquidity and encourage economic growth following such recession, such actions are now being curtailed as signs of

Confidential Treatment Requested by Twin River Worldwide Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
improvement in the economy, and the impact of these monetary policy actions on the national economy is uncertain. Moreover, we will rely on the strength of regional and local economies for the performance of each of our properties. If the national economic recovery slows or stalls, the national economy experiences another recession or any of the relevant regional or local economies suffers a downturn, we may experience a material adverse effect on business, results of operations and financial condition.
The gaming industry is very competitive and increased competition, including through legislative legalization or expansion of gaming by states in or near where we own facilities or through Native American gaming facilities and internet gaming, could adversely affect our financial results.
We will face significant competition in all of the areas in which we conduct our business. Increased competitive pressures may adversely affect our ability to continue to attract customers or affect our ability to compete efficiently.
Several of the facilities where we conduct our business are located in jurisdictions that restrict gaming to certain areas and/or may be affected by state laws that currently prohibit or restrict gaming operations. We also face the risk that existing casino licensees will expand their operations and the risk that Native American gaming will continue to grow. Budgetary pressures faced by state governments could lead to intensified political pressures for the legalization of gaming in jurisdictions where it is currently prohibited. The legalization of gaming in such jurisdictions could be an expansion opportunity for our business, or create competitive pressures, depending on where the legalization occurs and our ability to capitalize on it. Our ability to attract customers to the existing casinos which we own could be significantly and adversely affected by the legalization or expansion of gaming in certain jurisdictions and by the development or expansion of Native American casinos in areas where our customers may visit.
In addition, our competitors may refurbish, rebrand or expand their casino offerings, which could result in increased competition. Furthermore, changes in ownership may result in improved quality of our competitors’ facilities, which may make such facilities more competitive.
We also compete with other forms of legalized gaming and entertainment such as bingo, pull-tab games, card parlors, sports books, pari-mutuel or simulcast betting on horse and dog racing, state- sponsored lotteries, instant racing machines, VLTs (including racetracks that offer VLTs), video poker terminals and, in the future, we may compete with gaming or entertainment at other venues. Furthermore, competition from internet lotteries and other internet wagering gaming services, which allow their customers to wager on a wide variety of sporting events and play Las Vegas-style casino games from home, could divert customers from the facilities we own and thus adversely affect our business. Such internet wagering services are likely to expand in future years and become more accessible to domestic gamblers as a result of U.S. Department of Justice positions related to the application of federal laws to intrastate internet gaming and initiatives in some states to consider legislation to legalize intrastate internet wagering. The law in this area has been rapidly evolving, and additional legislative developments may occur at the federal and state levels that would accelerate the proliferation of certain forms of internet gaming in the United States.
In addition, in May 2018, the U.S. Supreme Court struck down as unconstitutional the Professional and Amateur Sports Protection Act of 1992, a federal statute enacted to stop the spread of state-sponsored sports gambling. This decision has the effect of lifting federal restrictions on sports wagering and thus allows states to determine by themselves the legality of sports wagering. While new federal online gaming legislation has been introduced in Congress from time to time, there has been no federal legislative response to the U.S. Supreme Court’s decision.
As a result, Washington D.C., Nevada, Delaware, Mississippi, New Jersey, Pennsylvania, Rhode Island, West Virginia, New Mexico and Arkansas have passed legislation authorizing fixed-odds sports betting. Our Rhode Island, Delaware and Mississippi properties now offer sports wagering pursuant to state law.
We may also face competition from other gaming facilities which are able to offer sports wagering services following the enactment of applicable legislation. A law authorizing sports betting in New York was enacted in 2013, but regulations to implement that law have yet to be promulgated, and a measure to

Confidential Treatment Requested by Twin River Worldwide Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
allow for full-scale sports betting failed in June 2018. Numerous states that border the states in which we operate have pending or proposed legislation which would allow for sports betting, including Connecticut, Massachusetts, Maryland, Louisiana, Tennessee, Oklahoma and Kansas, each of which could have an adverse effect on our financial results.
Our gaming operations will rely heavily on technology services provided by third parties. In the event that there is an interruption of these services, it may have an adverse effect on our operations and financial condition.
We, or one of our state regulatory bodies, engage a number of third parties to provide gaming operating systems for the facilities we own. As a result, we rely on such third parties to provide uninterrupted services in order to run our business efficiently and effectively. In the event one of these third parties experiences a disruption in its ability to provide such services (whether due to technological or financial difficulties or power problems), this may result in a material disruption at the casinos which we own and have a material effect on our business, operating results and financial condition.
Any unscheduled interruption in our technology services is likely to result in an immediate, and possibly substantial, loss of revenues due to a shutdown of our gaming operations, cloud computing and lottery systems. Such interruptions may occur as a result of, for example, catastrophic events or rolling blackouts. Our systems are also vulnerable to damage or interruption from earthquakes, floods, fires, telecommunication failures, hurricanes, terrorist attacks, computer viruses, computer denial-of-service attacks and similar events.
We are subject to extensive state and local regulation and licensing, and gaming authorities have significant control over our operations, which could have an adverse effect on our business.
The ownership and operation of casino gaming and horse racing facilities are subject to extensive state and local regulation, and regulatory authorities at the state and local levels have broad powers with respect to the licensing of these businesses and may revoke, suspend, condition, fail to renew or limit our gaming or other licenses, impose substantial fines and take other actions, each of which poses a significant risk to our business, results of operations and financial condition. We currently hold all state and local licenses and related approvals necessary to conduct our present operations, but must periodically apply to renew many of these licenses and registrations and have the suitability of certain of our directors, officers and employees renewed. There can be no assurance that we will be able to obtain such renewals or that we will be able to obtain future approvals that would allow us to expand our gaming operations. Any failure to maintain or renew existing licenses, registrations, permits or approvals would have a material adverse effect on us. Furthermore, if additional gaming laws or regulations are adopted, these regulations could impose additional restrictions or costs that could have a significant adverse effect on us.
Any of the Rhode Island Department of Business Regulation and the Division of Lotteries of the Rhode Island Department of Revenue, the Mississippi Gaming Commission, the Delaware Lottery of the Department of Finance or the Colorado Racing Commission may, in their discretion, require certain holders of any securities issued by us to file applications, be investigated and be found suitable to own our securities if it has reason to believe that the security ownership would be inconsistent with the declared policies of its respective state. The Rhode Island regulatory authorities limit the ability of third parties to acquire (1) 5% or more of our common stock, unless the shareholder has been granted a gaming license or the ownership is otherwise approved by the Rhode Island regulatory authorities, (2) 20% or more of our common stock, unless the acquiring shareholder has been granted a gaming license by the Rhode Island regulatory authorities or such ownership is otherwise approved, or (3) as to passive institutional investors, generally 15% or more of our common stock, but in all cases the amount approved by the Rhode Island regulatory authorities with respect to that investor. Our organizational documents include various provisions designed to help implement these restrictions.
The Delaware regulatory authorities will limit the ability of third parties to acquire 10% or more of our common stock, or, as to passive institutional investors, up to 15% of our common stock, unless the acquiring shareholder has been granted a license by the Delaware regulatory authorities or such ownership is otherwise approved. The Delaware regulatory authorities recently adopted regulations substantially similar to those in effect in Rhode Island permitting a waiver for institutional shareholders who own up to 15% of a regulated company.

Confidential Treatment Requested by Twin River Worldwide Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
The costs of any investigation conducted by any of these or other gaming authorities under these circumstances must be paid by the applicant, and refusal or failure to pay these charges may constitute grounds for a finding that the applicant is unsuitable to own the securities. If any of these or other gaming authorities determines that a person is unsuitable to own our securities, then, under the applicable gaming or horse racing laws and regulations, we could be sanctioned, including the loss of approvals, if, without the prior approval of the applicable gaming authority, we conduct certain business with the unsuitable person.
Our officers, directors and key employees will also be subject to a variety of regulatory requirements and various licensing and related approval procedures in the various jurisdictions in which we manage gaming facilities. If any applicable gaming authority were to find any of our officers, directors or key employees unsuitable for licensing or unsuitable to continue having a relationship with it, we would have to sever all relationships with that person. Furthermore, the applicable gaming authority may require us to terminate the employment of any person who refuses to file appropriate applications. Either result could adversely affect our gaming operations.
Applicable gaming laws and regulations may restrict our ability to issue certain securities, incur debt and undertake other financing activities. Such transactions would generally require notice and/or approval of applicable gaming authorities, and our financing counterparties, including lenders, might be subject to various licensing and related approval procedures in the various jurisdictions in which we manage gaming facilities. Applicable gaming laws further limit our ability to engage in certain competitive activities and impose requirements relating to the composition of our board of directors and senior management personnel. If state regulatory authorities were to find any person unsuitable with regard to his, her or its relationship to us or any of our subsidiaries, we would be required to sever our relationship with that person, which could materially adversely affect our business.
We are subject to numerous other federal, state and local laws that may expose us to liabilities or have a significant adverse impact on our operations. Changes to any such laws could have a material adverse effect on our operations and financial condition.
Our business is subject to a variety of other federal, state and local laws, rules, regulations and ordinances. These laws and regulations include, but are not limited to, restrictions and conditions concerning alcoholic beverages, environmental matters, employees, currency transactions, taxation, zoning and building codes, and marketing and advertising. Such laws and regulations could change or could be interpreted differently in the future, or new laws and regulations could be enacted. Changes to any of the laws, rules, regulations or ordinances to which we are subject, new laws or regulations, or material differences in interpretations by courts or governmental authorities could have an adverse effect on our business, financial condition, results of operations and prospects.
Many of our employees, especially those that interact with our customers, receive a base salary or wage that is established by applicable state and federal laws that establish a minimum hourly wage that is, in turn, supplemented through tips and gratuities from customers. From time to time, state and federal lawmakers have increased the minimum wage. It is difficult to predict when such increases may take place. Any such change to the minimum wage could have a material adverse effect on our business, financial condition, results of operations and prospects.
The manufacture and sale of alcoholic beverages is a highly regulated and taxed business. Federal, state and local laws and regulations govern the production and distribution of beer, including permitting, licensing, trade practices, labeling, advertising, marketing, distributor relationships and related matters. Federal, state and local governmental entities also levy various taxes, license fees and other similar charges and may require bonds to ensure compliance with applicable laws and regulations. Failure to comply with applicable federal, state or local laws and regulations could result in higher taxes, penalties, fees and suspension or revocation of permits, licenses or approvals and could have a material adverse effect on our business, financial condition, results of operations and prospects. From time to time, local and state lawmakers, as well as special interest groups, have proposed legislation that would increase the federal and/or state excise tax on alcoholic beverages or certain types of alcoholic beverages. If federal or state excise taxes are increased, we may have to raise prices to maintain our current profit margins. Higher taxes may reduce overall demand for beer, thus negatively impacting sales of our beer. Further federal or state

Confidential Treatment Requested by Twin River Worldwide Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
regulation may be forthcoming that could further restrict the distribution and sale of alcohol products. Any material increases in taxes or fees, or the adoption of additional taxes, fees or regulations could have a material adverse effect on our business, financial condition, results of operations and prospects.
In addition, each restaurant we operate must obtain a food service license from local authorities. Failure to comply with such regulations could cause our licenses to be revoked or our related restaurant business or businesses to be forced to cease operations. Moreover, state liquor laws may prevent the expansion of restaurant operations into certain geographies.
Any violation of applicable anti-money laundering laws or regulations could adversely affect our business, financial condition, results of operations and prospects.
We handle significant amounts of cash in our operations and are subject to various reporting and anti-money laundering laws and regulations. Recently, U.S. governmental authorities have evidenced an increased focus on compliance with anti-money laundering laws and regulations in the gaming industry. Any violation of anti-money laundering laws or regulations could have a material adverse effect on our business, financial condition, results of operations and prospects. Internal control policies and procedures and employee training and compliance programs that we have implemented to deter prohibited practices may not be effective in prohibiting our employees, contractors or agents from violating or circumventing our policies and the law. If we or our employees or agents fail to comply with applicable laws or our policies governing our operations, we may face investigations, prosecutions and other legal proceedings and actions which could result in civil penalties, administrative remedies and criminal sanctions. Any such government investigations, prosecutions or other legal proceedings or actions could have a material adverse effect on our business, financial condition, results of operations and prospects.
Failure to comply with the terms of the Regulatory Agreement could result in a breach and could harm our business.
We are currently a party to the Regulatory Agreement with Rhode Island regulatory agencies. The Regulatory Agreement imposes certain affirmative and negative covenants on us. A failure to comply with the provisions in the Regulatory Agreement could subject us to injunctive or monetary remedies, payments to the Rhode Island regulatory agencies and ultimately the revocation or suspension of our licenses to operate in Rhode Island. Any such remedy could adversely affect our business, financial condition and results of operations. Among other things, the Regulatory Agreement prohibits us and our subsidiaries from owning, operating, managing or providing gaming specific goods and services to any gaming facilities in Rhode Island (other than Twin River Casino Hotel and Tiverton Casino Hotel), Massachusetts, Connecticut or New Hampshire, which may adversely affect our growth and opportunity in those states.
Our VLTs and table games hold percentages may fluctuate.
The gaming industry is characterized by an element of chance and our casino guests’ winnings depend on a variety of factors, some of which are beyond our control. In addition to the element of chance, hold percentages are affected by other factors, including players’ skill and experience, the mix of games played, the financial resources of players, the volume of bets placed and the amount of time played. The variability of our hold percentages has the potential to adversely affect our business, financial condition and results of operations.
We conduct our business in an industry that is subject to high taxes and may be subject to higher taxes in the future.
In gaming jurisdictions in which we conduct our business, with the exception of Rhode Island, state and local governments raise considerable revenues from taxes based on casino revenues and operations. In Rhode Island, the state takes all of the gaming win that comes into our Rhode Island operations and then pays us a percentage of the gaming win. We will also pay property taxes, occupancy taxes, sales and use taxes, payroll taxes, franchise taxes and income taxes. Our profitability will depend on generating enough revenues to cover variable expenses, such as payroll and marketing, as well as largely fixed expenses, such as property taxes and interest expense. From time to time, state and local governments have increased gaming taxes and such increases could significantly impact the profitability of gaming operations.

Confidential Treatment Requested by Twin River Worldwide Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
Our operations in Delaware, Colorado and Mississippi are generally subject to significant revenue-based taxes and fees in addition to normal federal, state and local income taxes, and such taxes and fees are subject to increase at any time. In addition, from time to time, federal, state and local legislators and officials have proposed changes in tax laws, or in the administration of such laws, affecting the gaming industry. Further, worsening economic conditions could intensify the efforts of Delaware, Colorado and Mississippi and applicable local governments to raise revenues through increases in gaming taxes and/or property taxes. It is not possible to determine with certainty the likelihood of changes in tax laws in these jurisdictions or in the administration of such laws. Such changes, if adopted, could adversely affect our business, financial condition and results of operations. The large number of state and local governments with significant current or projected budget deficits makes it more likely that those governments that currently permit gaming will seek to fund such deficits with new or increased gaming taxes and/or property taxes, and worsening economic conditions could intensify those efforts. Any material increase, or the adoption of additional taxes or fees, could adversely affect our future financial results.
There can be no assurance that governments in jurisdictions in which we conduct our business, or the federal government, will not enact legislation that increases gaming tax rates. General economic pressures have the potential to reduce revenues of state governments from traditional tax sources, which may cause state legislatures or the federal government to be more inclined to increase gaming tax rates.
We are subject to risks associated with labor relations, labor costs and labor disruptions.
We are subject to the costs and risks generally associated with labor disputes and organizing activities related to unionized labor. From time to time, our operations may be disrupted by strikes, public demonstrations or other coordinated actions and publicity. We may incur increased legal costs and indirect labor costs as a result of contractual disputes, negotiations or other labor-related disruptions. We have collective bargaining agreements applicable to approximately 38% of our employees as of March 28, 2019. We have 12 collective bargaining agreements with terms ranging between three to five years generally. These agreements are based solely in Rhode Island. We may also face organizing activities that could result in additional employees becoming unionized. Furthermore, collective bargaining agreements may limit our ability to reduce the size of our workforce during an economic downturn, which could put us at a competitive disadvantage.
Our obligation to fund multiemployer defined benefit plans to which we are a party adversely affects us.
We must contribute to a number of multiemployer defined benefit pension plans under the terms of collective-bargaining agreements that cover certain union-represented employees. The risks of participating in these multiemployer plans are different from single-employer plans in the following aspects:
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assets contributed to the multiemployer plan by one employer may be used to provide benefits to employees of other participating employers;

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if a participating employer stops contributing to the plan, the unfunded obligations of the plan may be borne by the remaining participating employers; and

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if we choose to stop participating in some of our multiemployer plans, we may be required to pay those plans an amount based on the underfunded status of the plan, referred to as a withdrawal liability.

In addition, the funding obligations for our pension plans will be impacted by the performance of the financial markets, particularly the equity markets, and interest rates. Funding obligations are determined by government regulations and are measured each year based on the value of assets and liabilities on a specific date. If the financial markets do not provide the long-term returns that are expected, we could be required to make larger contributions. The equity markets can be very volatile and, therefore, our estimate of future contribution requirements can change dramatically in relatively short periods of time. Similarly, changes in interest rates and legislation enacted by governmental authorities can impact the timing and amounts of contribution requirements. An adverse change in the funded status of the plans could significantly increase our required contributions in the future and adversely impact our liquidity.

Confidential Treatment Requested by Twin River Worldwide Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
The casino, hotel and hospitality industry is capital intensive and we may not be able to finance development, expansion and renovation projects, which could put us at a competitive disadvantage.
Our casino and hotel properties have an ongoing need for renovations and other capital improvements to remain competitive, including room refurbishments, amenity upgrades, and replacement, from time to time, of furniture, fixtures and equipment. We may also need to make capital expenditures to comply with applicable laws and regulations. Construction projects entail significant risks, which can substantially increase costs or delay completion of a project. Such risks include shortages of materials or skilled labor, unforeseen engineering, environmental or geological problems, work stoppages, weather interference and unanticipated cost increases. Most of these factors are beyond our control. In addition, difficulties or delays in obtaining any of the requisite licenses, permits or authorizations from regulatory authorities can increase the cost or delay the completion of an expansion or development. Significant budget overruns or delays with respect to expansion and development projects could adversely affect our business and our results of operations.
Renovations and other capital improvements of casino properties in particular require significant capital expenditures. In addition, any such renovations and capital improvements usually generate little or no cash flow until the projects are completed. We may not be able to fund such projects solely from cash provided from operating activities. Consequently, we may have to rely upon the availability of debt or equity capital to fund renovations and capital improvements, and our ability to carry them out will be limited if we cannot obtain satisfactory debt or equity financing, which will depend on, among other things, market conditions. We cannot assure you that we will be able to obtain additional equity or debt financing on favorable terms or at all. Our failure to renovate and maintain gaming and entertainment venues from time to time may put us at a competitive disadvantage to gaming and entertainment venues offering more modern and better maintained facilities, which could adversely affect our business, financial condition, results of operations and prospects.
Because we will be heavily dependent upon hotel/casino and related operations that are conducted in certain limited regions, we will be subject to greater risks than a company that is geographically or otherwise more diversified.
We are heavily dependent upon hotel/casino and related operations that are conducted in Rhode Island, Mississippi and Delaware for all of our cash flow. As a result, we are subject to a greater degree of risk than a gaming company that has greater geographical diversity. The risks to which we may have a greater degree of exposure include the following:
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local economic and competitive conditions;

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inaccessibility due to weather conditions, road construction or closure of primary access routes;

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changes in local and state governmental laws and regulations, including gaming laws and regulations;

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natural and other disasters, including earthquakes, hurricanes and flooding;

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a decline in the number of residents in or near, or visitors to, our operations;

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an increase in gaming activities in neighboring jurisdictions; and

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a decrease in gaming activities at any of our facilities.

Any of the factors outlined above could adversely affect our ability to generate sufficient cash flow to make payments on our outstanding indebtedness.
We may not realize the anticipated benefits from our acquisitions, including the Dover Acquisition.
We cannot assure you that our acquisition of Dover Downs, our proposed acquisition in Black Hawk, Colorado, or any future acquisitions will enhance our financial performance. Our ability to achieve the expected benefits of any acquisitions will depend on, among other things, our ability to effectively translate our strategies into revenue, our ability to retain and assimilate the acquired businesses’ employees, our ability to retain customers and suppliers on terms similar to those in place with the acquired businesses, the

Confidential Treatment Requested by Twin River Worldwide Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
adequacy of our implementation plans, our ability to maintain our financial and internal controls and systems as we expand our operations, the ability of our management to oversee and operate effectively the combined operations and our ability to achieve desired operating efficiencies and revenue goals. The integration of the businesses that we acquire might also cause us to incur unforeseen costs, which would lower our future earnings and would prevent us from realizing the expected benefits of such acquisitions. Failure to achieve these anticipated benefits could result in decreases in the amount of expected revenues and diversion of management’s time and energy and could adversely affect our business, financial condition and operating results.
Our acquisition strategy may adversely affect our business.
A portion of our past growth has been achieved through acquisitions of, or mergers with, other gaming companies. We also continually evaluate opportunities to acquire other companies. We believe that there are risks related to acquiring companies, including an inability to successfully identify suitable acquisition candidates or consummate such potential acquisitions. To the extent that our future growth includes acquisitions, we cannot assure you that we will not overpay for acquisitions, we may lose key employees of acquired companies, or we may fail to achieve potential synergies or successful expansion into new geographies as a result of our acquisitions. Therefore, future acquisitions, if any, may adversely affect our business, financial condition or results of operations, particularly in periods immediately following the consummation of those transactions while the operations of the acquired business are being integrated with our operations. Achieving the benefits of acquisitions depends on timely, efficient and successful execution of a number of post-acquisition events, including, among other things:
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maintaining the customer and supplier base;

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optimizing operations;

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coordinating administrative and finance functions; and

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integrating management information systems and personnel

The integration process could divert the attention of management. Any difficulties or problems encountered in the transition process could adversely affect our business, financial condition or results of operations. In particular, the integration process may temporarily redirect resources previously focused on increasing profitability. In addition, the process of combining companies could cause the interruption of, or a loss of momentum and operating profits in, the activities of the respective businesses, which could adversely affect their combined operations.
In connection with acquisitions of businesses in the future, if any, we may decide to consolidate the operations of any acquired businesses with our existing operations or make other changes with respect to the acquired businesses, which could result in special charges or other expenses. Our results of operations also may be adversely affected by expenses we incur in making acquisitions, by amortization of acquisition-related intangible assets with definite lives and by additional depreciation and amortization attributable to acquired assets. Any of the businesses we acquire may also have liabilities or adverse operating issues, including some that we fail to discover before the acquisition, and our indemnity for such liabilities may also be limited. Additionally, our ability to make any future acquisitions may depend upon obtaining additional financing. We may not be able to obtain additional financing on acceptable terms or at all. To the extent that we seek to acquire other businesses in exchange for our common stock, fluctuations in our stock price could adversely affect our ability to complete acquisitions.
We may incur impairments to goodwill, indefinite-lived intangible assets or long-lived assets.
We monitor the recoverability of our long-lived assets, such as buildings, and evaluate their carrying value for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable. We annually review goodwill to determine if impairment has occurred. Additionally, interim reviews are performed whenever events or changes in circumstances indicate that impairment may have occurred. If the testing performed indicates that impairment has occurred, we are required to record a non-cash impairment charge for the difference between the carrying value and fair value of the long-lived assets or the carrying value and fair value of the reporting unit, in the period the

Confidential Treatment Requested by Twin River Worldwide Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
determination is made. The testing of long-lived assets and goodwill for impairment requires us to make estimates that are subject to significant assumptions about our future revenue, profitability, cash flows, fair value of assets and liabilities, weighted average cost of capital, as well as other assumptions. Changes in these estimates, or changes in actual performance compared with these estimates, may affect the fair value of long-lived assets or reporting unit, which may result in an impairment charge.
We cannot accurately predict the amount or timing of any impairment of assets. Should the value of long-lived assets or goodwill become impaired, our financial condition and results of operations may be adversely affected.
Our debt agreements contain restrictive covenants that may limit our operating flexibility.
Our credit facility includes financial and other covenants, the Indenture (as defined below) includes covenants, and our future debt agreements will likely include such covenants. Our ability to comply with these provisions may be affected by general economic conditions, industry conditions and other events beyond our control. There can be no assurance that we will be able to comply with these covenants. The failure to comply with a financial covenant or other restrictions contained in the agreements governing such indebtedness, may result in an event of default. An event of default could result in acceleration of some or all of the applicable indebtedness and the inability to borrow additional funds. We do not have, and cannot be certain we would be able to obtain, sufficient funds to repay any such indebtedness if it is accelerated. Additionally, our future debt agreements might contain numerous covenants imposing financial and operating restrictions on our business. These restrictions might affect our ability to operate our business, might limit our ability to take advantage of potential business opportunities as they arise and might adversely affect the conduct of our current business, including by restricting our ability to finance future operations and capital needs and limiting our ability to engage in other business activities.
Our existing and future indebtedness may limit our operating and financial flexibility.
Following the Dover Acquisition and the Refinancing Transaction, we had approximately $700 million of outstanding indebtedness, including $400 million of Senior Notes governed by an indenture entered into among Twin River, the guarantors party thereto and U.S. Bank National Association, as trustee (the “Indenture”), and $300 million of secured indebtedness provided under the credit agreement entered into among Twin River, as Borrower, the subsidiary guarantors party thereto, the lenders party thereto and Citizens Bank, N.A., as Administrative Agent and Collateral Agent. This indebtedness may have important negative consequences for us, including:
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limiting our ability to satisfy obligations;

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increasing vulnerability to general adverse economic and industry conditions;

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limiting flexibility in planning for, or reacting to, changes in our businesses and the geographies in which we conduct business;

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increasing vulnerability to, and limiting our ability to react to, changing market conditions,

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changes in industry and economic downturns;

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limiting our ability to obtain additional financing to fund working capital requirements, capital expenditures, debt service, general corporate or other obligations;

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subjecting us to a number of restrictive covenants that, among other things, limit our ability to pay dividends and distributions, make acquisitions and dispositions, borrow additional funds and make capital expenditures and other investments;

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limiting our ability to use operating cash flow in other areas of our business because we must dedicate a significant portion of these funds to make principal and/or interest payments on outstanding debt;

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exposing us to interest rate risk due to the variable interest rate on borrowings under our credit facility;

Confidential Treatment Requested by Twin River Worldwide Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
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causing our failure to comply with the financial and restrictive covenants contained in our current or future indebtedness, which could cause a default under that indebtedness and which, if not cured or waived, could adversely affect us; and

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affecting our ability to renew gaming and other licenses necessary to conduct our business.

Servicing debt and funding other obligations requires a significant amount of cash, and our ability to generate sufficient cash depends on many factors, some of which will be beyond our control.
Our ability to make payments on and refinance our indebtedness and to fund our operations and capital expenditures depends upon our ability to generate cash flow and secure financing in the future. Our ability to generate future cash flow depends, among other things, upon:
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our future operating performance;

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general economic conditions;

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competition;

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legislative and regulatory factors affecting our operations and businesses; and

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our future operating performance.

Some of these factors will be beyond our control. There can be no assurance that our business will generate cash flow from operations or that future debt or equity financings will be available to us to enable us to pay our indebtedness or to fund other needs. The inability to generate cash flow could result in us needing to refinance all or a portion of our indebtedness on or before maturity. If needed, there can be no assurance that we will be able to refinance any of our indebtedness on favorable terms, or at all. Any inability to generate sufficient cash flow or refinance our indebtedness on favorable terms could adversely affect our financial condition.
A market downturn may negatively impact our access to financing.
Since emergence from a recession approximately ten years ago, the U.S. economy has been expanding at various growth rates. Such growth could slow, or reverse, and another economic downturn could occur.
Some believe that the equity markets are currently overvalued. A downturn in the financial markets or market volatility could negatively impact our ability to access capital and financing (including financing necessary to refinance our existing indebtedness) on acceptable terms and prices, that we would otherwise need in connection with the operation of our business.
We are or may become involved in legal proceedings that, if adversely adjudicated or settled, could impact our business and financial condition.
From time to time, we are named in lawsuits or other legal proceedings relating to our businesses. In particular, the nature of our business subjects us to the risk of lawsuits filed by customers, past and present employees, shareholders, competitors, business partners and others in the ordinary course of business. As with all legal proceedings, no assurances can be given as to the outcome of these matters. Moreover, legal proceedings can be expensive and time consuming, and we may not be successful in defending or prosecuting these lawsuits, which could result in settlements or damages that could adversely affect our business, financial condition and results of operations.
We are subject to extensive environmental regulation, which creates uncertainty regarding future environmental expenditures and liabilities.
We are subject to various federal, state and local environmental laws and regulations that govern activities that may have adverse environmental effects, such as discharges to air and water, as well as the management and disposal of solid, animal and hazardous wastes and exposure to hazardous materials. These laws and regulations, which are complex and subject to change, include United States Environmental Protection Agency regulations. In addition, our horseracing facility in Colorado is subject to state laws and regulations that address the impacts of manure and wastewater generated by Concentrated Animal Feeding Operations (“CAFO”) on water quality, including, but not limited to, storm water discharges. CAFO

Confidential Treatment Requested by Twin River Worldwide Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
regulations include permit requirements and water quality discharge standards. Enforcement of CAFO regulations has been receiving increased governmental attention. Compliance with these and other environmental laws can, in some circumstances, require significant capital expenditures. For example, we may incur future costs under existing and new laws and regulations pertaining to storm water and wastewater management at our racetracks. Moreover, violations can result in significant penalties and, in some instances, interruption or cessation of operations.
We are also subject to laws and regulations that create liability and cleanup responsibility for releases of regulated materials into the environment. Certain of these laws and regulations impose strict, and under certain circumstances joint and several, liability on a current or previous owner or operator of property for the costs of remediating regulated materials on or emanating from our property. The costs of investigation, remediation or removal of those substances may be substantial. The presence of, or failure to remediate properly, such materials may adversely affect the ability to sell or rent such property or to borrow funds using such property as collateral. Additionally, as an owner or manager of real property, we could be subject to claims by third parties based on damages and costs resulting from environmental contamination at or emanating from third party sites. These laws typically impose clean-up responsibility and liability without regard to whether the owner or manager knew of or caused the presence of the contaminants and the liability under those laws has been interpreted to be joint and several unless the harm is divisible and there is a reasonable basis for allocation of the responsibility. In addition, environmental requirements address the impacts of development on wetlands.
The possibility exists that contamination, as yet unknown, may exist on our properties. There can be no assurance that we will not incur expenditures for environmental investigations or remediation in the future.
We are largely dependent on the skill and experience of management and key personnel.
We expect to experience strong competition in hiring and retaining qualified property and corporate management personnel, including competition from Native American gaming facilities that are not subject to the same taxation regimes as we are and therefore may be willing and able to pay higher rates of compensation. From time to time, a number of vacancies in key corporate and property management positions can be expected. If we are unable to successfully recruit and retain qualified management personnel at our facilities or at the corporate level, our results of operations could be adversely affected.
In addition, our officers, directors and key employees are required to file applications with the gaming authorities in each of the jurisdictions in which we conduct our business and are required to be licensed or found suitable by these gaming authorities. If the gaming authorities were to find an officer, director or key employee unsuitable for licensing or unsuitable to continue having a relationship with us, we would have to sever all relationships with that person. Furthermore, the gaming authorities may require us to terminate the employment of any person who refuses to file appropriate applications. Either result could significantly impair our operations. The time and effort needed to successfully complete the application process could impact our ability to attract, hire and retain top talent.
We expect to incur increased costs and are now subject to additional regulations and requirements as a result of being a public company, and our management may be required to devote substantial time to new compliance matters, which could lower our profits or make it more difficult us to run our business.
As a public company, we are likely to incur significant legal, accounting and other expenses that we have not incurred historically, and these expenses may increase even more after we are no longer an “emerging growth company.” We anticipate incurring costs associated with the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”) and related rules implemented by the SEC and the NYSE where we are traded. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial costs and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. In addition, we will not be a smaller reporting company or a controlled company and, as such will not be able to take advantage of the scaled disclosure requirements. Our management will need to devote a substantial amount of time to ensure that we comply with all of these requirements.

Confidential Treatment Requested by Twin River Worldwide Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
As a public company we are obligated to develop and maintain proper and effective internal control over financial reporting and any failure to do so may adversely affect investor confidence in us and, as a result, the value of our common stock.
Following a transition period afforded to companies that were not previously SEC reporting companies, we will be required by Section 404 of the Sarbanes-Oxley Act to furnish a report by management on, among other things, our assessment of the effectiveness of our internal control over financial reporting. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. We are also required to disclose significant changes made in our internal control procedures on a quarterly basis. The process of designing, implementing and testing internal controls over financial reporting is time consuming, costly and complicated. However, for as long as we remain an emerging growth company as defined in the JOBS Act, we intend to take advantage of the exemption permitting us to avoid the independent registered public accounting firm attestation requirement.
Our independent registered public accounting firm believes that we had a material weakness in internal control over financial reporting when we prepared financial statements as a private company relating to non-cash stock-based compensation. We remediated the issue in 2018 by retaining an accounting consulting firm to provide additional depth and breadth in our technical accounting and financial reporting capabilities which we intend to continue to retain until our permanent technical accounting resources, most of which have been identified or hired, are fully on-boarded. No assurance can be given as to the timing for us to recruit additional qualified accounting and finance personnel to provide needed levels of expertise in our internal accounting function.
If we are unable to successfully remediate any future deficiencies or weaknesses in our internal control over financial reporting, or if we identify any additional deficiencies or weaknesses, the accuracy and timing of our financial reporting could be adversely affected, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to applicable stock exchange listing requirements, investors may lose confidence in our financial reporting and/or our stock price may decline as a result.
Our business may be harmed from cybersecurity risk and we may be subject to legal claims if there is loss, disclosure or misappropriation of or access to our guests’, business partners’ or our own information or other breaches of information security.
We make extensive use of online services and centralized data processing, including through third party service providers. We have experienced cyber-attacks, attempts to breach our systems and other similar incidents. The secure maintenance and transmission of customer information will be a critical element of our operations. Our information technology and other systems that maintain and transmit guest information, or those of service providers, business partners or employee information may be compromised by a malicious third party penetration of our network security, or that of a third party service provider or business partner, or impacted by intentional or unintentional actions or inactions by our employees, or those of a third party service provider or business partner. As a result, our guests’ information may be lost, disclosed, accessed or taken without our guests’ consent.
In addition, third party service providers and other business partners process and maintain proprietary business information and data related to our employees, guests, suppliers and other business partners. Our information technology and other systems that maintain and transmit this information, or those of service providers or business partners, may also be compromised by a malicious third party penetration of our network security or that of a third party service provider or business partner, or impacted by intentional or unintentional actions or inactions by our employees or those of a third party-service provider or business partner. As a result, our business information, guest, supplier and other business partner data may be lost, disclosed, accessed or taken without consent.

Confidential Treatment Requested by Twin River Worldwide Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
Any such loss, disclosure or misappropriation of, or access to, guests’ or business partners’ information or other breach of our information security can result in legal claims or legal proceedings, including regulatory investigations and actions, may have a serious impact on our reputation and may adversely affect our business, operating results and financial condition. Furthermore, the loss, disclosure or misappropriation of our business information may adversely affect our reputation, business, operating results and financial condition.
We are subject to risks relating to mechanical failure.
All of our facilities will generally be subject to the risk that operations could be halted for a temporary or extended period of time, as the result of casualty, forces of nature, mechanical failure, or extended or extraordinary maintenance, among other causes. In addition, our gaming operations could be damaged or halted due to extreme weather conditions. These risks are particularly pronounced at our Hard Rock Biloxi property because of its location adjacent to water and the potential for hurricanes in the Gulf of Mexico.
Our operations have historically been subject to seasonal variations and quarterly fluctuations in operating results, and we can expect to experience such variations and fluctuations in the future.
Historically, our gaming facilities have typically been subject to seasonal variations.
In the Rhode Island area, excessive snowfall during the winter months can make travel to Rhode Island casinos more difficult. This often results in significant declines in traffic on major highways and causes a decline in customer volume. Furthermore, management believes that substantially all visitors to the Rhode Island casinos arrive by some form of ground transportation. Therefore, even normal winter weather may cause revenues and cash flows for our Rhode Island operations to be adversely affected.
In addition, winter conditions can adversely affect transportation routes in Delaware. As a result, unfavorable seasonal conditions could adversely affect our operations at Dover Downs Hotel & Casino.
We may incur property and other losses that are not adequately covered by insurance.
Although we maintain insurance that we believe is customary and appropriate for our business, we cannot assure you that insurance will be available or adequate to cover all losses and damage to which our business or our assets might be subjected. The lack of adequate insurance for certain types or levels of risk could expose us to significant losses in the event that a catastrophe occurred for which we are uninsured or underinsured. Any losses we incur that are not adequately covered by insurance may decrease our future operating income, require us to find replacements or repairs for destroyed property and reduce the funds available for payments of our obligations. We renew our insurance policies on an annual basis. The cost of coverage may become so high that we may need to further reduce our policy limits, further increase our deductibles, or agree to certain exclusions from our coverage.
Our results of operations and financial condition could be materially adversely affected by the occurrence of natural disasters, such as hurricanes, or other catastrophic events, including war and terrorism.
Natural disasters, such as major hurricanes, typhoons, floods, fires and earthquakes, could adversely affect our business and operating results. Hurricanes are common in the areas in which our Mississippi property is located, and the severity of such natural disasters is unpredictable.
For example, in 2005, Hurricane Katrina destroyed the Hard Rock Biloxi before its opening and the property had to be rebuilt. In 2017, customer traffic to the Hard Rock Biloxi was negatively impacted by Hurricanes Harvey and Nate.
Catastrophic events, such as terrorist attacks in the United States and elsewhere, have had a negative effect on travel and leisure expenditures, including lodging, gaming (in some jurisdictions) and tourism. We cannot accurately predict the extent to which such events may affect us, directly or indirectly, in the future. There can be no assurance that we will be able to obtain or choose to purchase any insurance coverage with respect to occurrences of terrorist acts and any losses that could result from these acts. If there is a prolonged disruption at our facilities due to natural disasters, terrorist attacks or other catastrophic events, our results of operations and financial condition would be adversely affected.

Confidential Treatment Requested by Twin River Worldwide Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
We may be unable to obtain business interruption coverage for casualties resulting from severe weather such as hurricanes, and there can be no assurance that we will be able to obtain casualty insurance coverage at affordable rates, if at all, for casualties resulting from severe weather.
Risks Related to Our Common Stock and this Offering
The market price of our common stock could fluctuate significantly.
There have been periods of time when the U.S. securities markets have experienced significant price fluctuations. These price fluctuations may be day-to-day or they may last for extended periods of time. Significant price fluctuations in the securities markets as a whole may cause the market price of our common stock to be volatile and subject to wide fluctuations. Prior to March 28, 2019, we were a privately held company without an active public market for our shares. The trading volume of our common stock may fluctuate and cause significant price variations to occur. Additional factors that could cause fluctuations in, or adversely affect, our stock price or trading volume include:
•
general market and economic conditions, including market conditions in the gaming and hotel industries;

•
actual or expected variations in quarterly operating results

•
differences between actual operating results and those expected by investors and analysts;

•
sales of our common stock by current shareholders seeking liquidity in the public market;

•
changes in recommendations by securities analysts;

•
operations and stock performance of competitors;

•
accounting charges, including charges relating to the impairment of goodwill;

•
significant acquisitions or strategic alliances by us or by competitors;

•
sales of our common stock by our directors and officers or significant investors; and

•
recruitment or departure of key personnel.

There can be no assurance that the stock price of our common stock will not fluctuate or decline significantly in the future. In addition, the stock market in general can experience considerable price and volume fluctuations that may be unrelated to our performance.
Our largest shareholder owns a meaningful percentage of our outstanding common stock, which could limit the ability of other shareholders to influence corporate matters.
After giving effect to the share repurchase, our largest shareholder will beneficially own          % of our outstanding common stock. As a result, this shareholder may be able to exert influence over our affairs and policies. This concentrated ownership could limit the ability of the remaining shareholders to influence corporate matters, and the interests of the large shareholder may not coincide with our interests or the interests of the remaining shareholders. The concentration of ownership may also have the effect of delaying, preventing or deterring a change of control.
We have not historically paid dividends, and any decision to do so in the future will be at the discretion of our board of directors
We have not historically paid regular dividends. We intend to initiate paying regular quarterly dividends on our common stock later this year, which we expect to target at an approximately 1% annual yield based on recent trading prices. Using recent trading prices and our number of outstanding common stock, such a dividend would cost approximately $14 million per year. However, any determination to pay dividends is at the discretion of our board of directors and depends upon, among other factors, our earnings, cash requirements, financial condition, requirements to comply with the covenants under our debt

Confidential Treatment Requested by Twin River Worldwide Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
instruments and the Regulatory Agreement, legal considerations, and other factors that our board of directors deems relevant. If we do not pay dividends, then the return on an investment in our common stock will depend entirely upon our future stock price. There is no guarantee that our common stock will maintain its value or appreciate in value.
We are a holding company and will depend on our subsidiaries for dividends, distributions and other payments.
We are structured as a holding company, a legal entity separate and distinct from our subsidiaries. Our only significant asset is the capital stock or other equity interests of our operating subsidiaries. As a holding company, we will conduct all of our business through our subsidiaries. Consequently, our principal source of cash flow, including cash flow to pay dividends, will be dividends and distributions from our subsidiaries. If our subsidiaries are unable to make dividend payments or distributions to us and sufficient cash or liquidity is not otherwise available, we may not be able to pay dividends. In addition, our right to participate in a distribution of assets upon a subsidiary’s liquidation or reorganization will be subject to the prior claims of the subsidiary’s creditors.
As an emerging growth company, we intend to take advantage of reduced governance requirements applicable to emerging growth companies, which could result in our common stock being less attractive to investors.
We are an “emerging growth company,” as defined in the JOBS Act and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including but not limited to not being required to comply with the auditor attestation requirements of Sarbanes-Oxley Act. We cannot accurately predict if investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock, our stock price may be more volatile and it may be difficult for us to raise additional capital as and when we need it. If we are unable to raise additional capital as and when we need it, our financial condition and results of operations may be materially and adversely affected.
We may take advantage of these reporting exemptions until we are no longer an emerging growth company, which in certain circumstances could be for up to five years. We will remain an “emerging growth company” until the earliest of   (1) the last day of the first fiscal year in which our annual gross revenues exceed $1.07 billion, (2) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which would occur if the market value of our shares that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, (3) the date on which we have issued more than $1.0 billion in nonconvertible debt during the preceding three-year period and (4) the last day of our fiscal year containing the fifth anniversary of the date on which shares of our common stock became publicly traded in the United States, or December 31, 2024.
Future sales of Twin River common stock in the public market by existing holders of Twin River common stock could cause volatility in the price of Twin River common stock or cause the share price to fall.
Following completion of this offering, based on the           shares outstanding as of             , 2019, and after giving effect to the share repurchase, approximately          % of our outstanding shares are beneficially owned by our executive officers and our directors. Each of our executive officers and our directors has entered into a lock-up agreement with the underwriters, which regulates their sales of our common stock for a period of            days after the date of this prospectus, subject to certain exceptions. Sales of substantial amounts of our common stock in the public market after this offering, or the perception that such sales will occur, could adversely affect the market price of our common stock and the market price of Twin River common stock could be extremely volatile.
In addition, as of May 1, 2019, we have approximately 1,646,676 shares that are registered and reserved for issuance under the Twin River Worldwide Holdings, Inc. 2015 Stock Incentive Plan and the 2010 BLB Worldwide Holdings, Inc. Stock Option Plan, as amended June 17, 2014, which shares may be issued from time to time upon the vesting or exercise, as applicable, of various equity awards.

Confidential Treatment Requested by Twin River Worldwide Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus and the documents incorporated by reference herein contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, that involve substantial risks and uncertainties. In some cases you can identify these statements by forward-looking words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plans,” “planned,” “seek,” “should,” “will,” and “would,” or similar words. Statements that contain these words and other statements that are forward-looking in nature should be read carefully because they discuss future expectations, contain projections of future results of operations or of financial positions or state other “forward-looking” information.
Forward-looking statements involve inherent uncertainty and may ultimately prove to be incorrect or false. You are cautioned not to place undue reliance on forward-looking statements. Except as otherwise may be required by law, we undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or actual operating results. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including, but not limited to:
•
the risk that negative industry or economic trends and reductions in discretionary consumer spending as a result of competition, downturns in the economy or other changes could harm our business;

•
the risk that new gaming licenses or jurisdictions become available (or offer different gaming regulations or taxes) that results in increased competition to us;

•
the effect of the expansion of legalized gaming in the regions in which we operate;

•
the effects of intense competition that exists in the gaming industry;

•
the effects of the extensive governmental gaming regulation and taxation policies that we are subject to, as well as any changes in laws and regulations, including increased taxes, which could harm our business;

•
the risk that regulatory authorities may revoke, suspend, condition or limit our gaming or other licenses, impose substantial fines and take other adverse actions against any of our operations;

•
the risk that any breach of the terms of the Regulatory Agreement could harm our business;

•
our obligation to fund multi-employer pension plans to which we contribute;

•
our ability to realize the anticipated benefit from our acquisition of Dover Downs;

•
the risk that our acquisitions and other expansion opportunities divert management’s attention or incur substantial costs, or that we are otherwise unable to develop, profitably manage or successfully integrate the businesses we acquire;

•
our ability to comply with the covenants in the agreements governing our outstanding indebtedness;

•
the risk that we may be unable to refinance our outstanding indebtedness as it comes due, or that if we do refinance, the terms are not favorable to us;

•
the effects of extreme weather conditions or natural disasters on our facilities and the geographic areas from which we draw our customers, and our ability to recover insurance proceeds (if any);

•
the effects of events adversely impacting the economy or the regions from which we draw a significant percentage of our customers, including the effects of economic recession, war, terrorist or similar activity or disasters in, at, or around our properties;

•
the risk that we fail to adapt our business and amenities to changing customer preferences;

•
the risk of failing to maintain the integrity of our information technology infrastructure, including cyber security hacking, causing the unintended distribution of our customer data to third parties and access by third parties to our customer data;

Confidential Treatment Requested by Twin River Worldwide Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
•
our estimated effective income tax rates, estimated tax benefits, and the merits of our tax positions;

•
the potential of certain of our shareholders owning large interests in our capital stock to significantly influence our affairs; and

•
the other risk factors discussed under “Risk Factors” in this prospectus and incorporated by reference.

This list of risks and uncertainties, however, is only a summary of some of the most important factors that could cause our actual results to differ materially from those anticipated in forward-looking statements and is not intended to be exhaustive. You should carefully review the risks described under “Risk Factors,” as well as any other cautionary language in this prospectus, as the occurrence of any of these events could adversely affect our business, financial condition or results of operations, and such adverse effect could be material.

Confidential Treatment Requested by Twin River Worldwide Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
USE OF PROCEEDS
We will not receive any proceeds from the sale of the shares of our common stock by the selling shareholders.
DIVIDEND POLICY
We have not historically paid regular dividends. However, we intend to initiate paying regular quarterly dividends on our common stock later this year, which we expect to target at an approximately 1% annual yield based on recent trading prices. Using recent trading prices and our number of outstanding common stock, such a dividend would cost approximately $14 million per year. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon, among other factors, our earnings, cash requirements, financial condition, requirements to comply with the covenants under our debt instruments and the Regulatory Agreement, legal considerations, and other factors that our board of directors deems relevant.

Confidential Treatment Requested by Twin River Worldwide Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
CAPITALIZATION
The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2018:
•
on an actual basis;

•
on a pro forma as adjusted basis to give effect to the Dover Acquisition;

•
on a pro forma as adjusted basis to give effect to the Refinancing Transaction; and

•
on a pro forma as adjusted basis to give effect to the share repurchase.

The information in the table below should be read in conjunction with “Unaudited Pro Forma Condensed Combined Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” our consolidated financial statements and accompanying notes incorporated by reference to this prospectus.
	As of December 31, 2018
(in thousands, except per share data)	Actual	Pro Forma As Adjusted for the Dover Acquisition	Pro Forma As Adjusted for the Refinancing Transaction	Pro Forma As Adjusted for the Share Repurchase
Cash and cash equivalents	$77,580	$98,444	$357,500	$
Long-term debt:
Existing term loan, net of current portion, discount and deferred financing fees	$335,578	$335,578	$—	$
Existing revolver borrowings(1)	55,000	80,000	—
New revolving credit facility	—	—	—
New term loan facility	—	—	300,000
Senior Notes	—	—	400,000
Total long-term debt, net of discount and deferred financing fees	$390,578	$415,578	$700,000	$
Current portion of existing term loan	$3,595	$3,595	$—	$
Total debt	$394,173	$419,173	$700,000	$
Total Shareholders’ equity	$298,660	$383,458	$383,458	$
Total capitalization	$692,833	$802,631	$1,083,458	$

(1)
Subsequent to fiscal year end, we entered into an incremental amendment to increase the revolving credit commitments under the existing revolving credit facility from $100 million to $150 million and borrowed $25 million under our existing revolving credit facility in connection with the closing of the Dover Acquisition.

Confidential Treatment Requested by Twin River Worldwide Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
DESCRIPTION OF CAPITAL STOCK
The following is a summary of our capital stock and important provisions of the Amended and Restated Certificate of Incorporation of Twin River, dated July 8, 2014 (our “Certificate of Incorporation”) and the Amended and Restated Bylaws of Twin River, dated March 25, 2019 (our “Bylaws”). Our Certificate of Incorporation and our Bylaws will govern the rights our holders. For information on how to obtain a copy of our Certificate of Incorporation and our Bylaws, see “Where You Can Find More Information.”
The summary does not purport to be complete and is subject to, and qualified in its entirety by reference to the complete text of our Certificate of Incorporation and our Bylaws, and by provisions of applicable law.
General
Our authorized capital stock consists of shares made up of 100,000,000 shares of common stock, par value $0.01 per share. As of May 1, 2019 there were 41,086,985 shares of our common stock issued and outstanding, all of which are validly issued, fully paid and non-assessable.
Common Stock
Dividend Rights
Pursuant to our Certificate of Incorporation, dividends may be declared by our board of directors from time to time.
Voting Rights
Each share of our common stock will be entitled to one vote. At each meeting of shareholders, all matters shall be decided by a majority of the votes cast at such meeting by the holders of shares of capital stock present or represented by proxy and entitled to vote thereon with a quorum being present (except in cases where a greater number of votes is required by law, our Certificate of Incorporation or our Bylaws).
Other Rights
Our common stock has no preemptive rights, no cumulative voting rights and there are no redemption, sinking fund or conversion provisions in our Certificate of Incorporation or our Bylaws.
Anti-takeover Effects of Certain Provisions of our Certificate of Incorporation and our Bylaws
Some provisions of the General Corporation Law of the State of Delaware (the “DGCL”) and our Certificate of Incorporation and our Bylaws could have the effect of delaying, deferring or discouraging another party from acquiring control of Twin River. These provisions, which are summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of Twin River to first negotiate with our board of directors.
Requirements for Advance Notification of Shareholder Nominations and Proposals
Our Bylaws establish advance notice procedures with respect to shareholder proposals, other than proposals made by or at the direction of our board of directors. Proper notice must be timely, in proper written form, and must set forth certain details of the nomination or proposal. The Chairman of the meeting may determine that a nomination or proposal was defective and should be disregarded. These provisions may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed, and may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of us.
Classified Board of Directors
Our Certificate of Incorporation provides that our board of directors shall be divided into three classes, each of which will hold office for a three-year term.

Confidential Treatment Requested by Twin River Worldwide Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
Calling Special Shareholder Meetings
Our Bylaws provide that special meetings of our shareholders may be called only by the Chairman of our board of directors, by order of a majority of the whole board of directors or by holders of our common stock who hold at least 20% of the outstanding common stock entitled to vote generally in the election of directors.
Removal of Directors
Our Bylaws state that any director or the entire board of directors may be removed for cause by the holders of a majority of the shares then entitled to vote at an election of directors.
Limitation on Financial Interest
Our Certificate of Incorporation and Bylaws provides that we may not permit any natural person, partnership (general or limited), corporation, limited liability company, business trust, joint stock company, trust, business association, unincorporated association, joint venture, governmental entity or other entity or organization to acquire a direct or indirect equity or economic interest in us equal to or greater than 5% of any class of equity interests without the approval of the relevant gaming authorities (subject to certain specified exceptions). Any transfer of shares of our common stock that results in a person acquiring more than such 5% threshold shall not be recognized until the relevant gaming authorities have consented to such transfer. An additional license or consent from the gaming authorities is required for ownership equal to or greater than 20% of any class of equity interests of Twin River.
Limitation of Liability of Officers and Directors; Indemnification
Our Certificate of Incorporation states that a director shall not be personally liable to us or our shareholders for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to us or our shareholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the DGCL or (4) for any transaction from which the director derived any improper personal benefit. If the DGCL is amended to authorize, with the approval of a corporation’s shareholders, further reductions in the liability of a corporation’s directors for breach of fiduciary duty, then our directors shall not be liable for any such breach to the fullest extent permitted by the DGCL as so amended. Any repeal or modification of the foregoing provisions of our Certificate of Incorporation by our shareholders shall not adversely affect any right or protection of our directors existing at the time of such repeal or modification. We are authorized to indemnify our directors and officers, as well as our employees and agents, to the fullest extent permissible under Delaware law. The DGCL also prohibits limitations on director liability for acts or omissions which resulted in a violation of a statute prohibiting certain dividend declarations, certain payments to shareholders after dissolution and particular types of loans. The effect of these provisions is to eliminate the rights of us and our shareholders (through shareholders’ derivative suits on behalf of Twin River) to recover monetary damages against a director for breach of fiduciary duty as a director (including breaches resulting from grossly negligent behavior), except in the situations described above. To the extent the indemnification for liabilities arising under the Securities Act may be granted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, We have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.
Choice of Forum
Our Bylaws state that unless the board of directors consents in writing to the selection of an alternative forum, the sole and exclusive forum for (1) any derivative action or proceeding brought on behalf of the Company, (2) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee to us or our shareholders, (3) an action asserting a claim arising pursuant to any provision of the DGCL or our Certificate of Incorporation or our Bylaws (as any of the foregoing may be amended from time to time), or (4) any action asserting a claim governed by the internal affairs doctrine, shall be the Court of Chancery in the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware).

Confidential Treatment Requested by Twin River Worldwide Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC.
Listing
Our common stock is listed on the NYSE under the symbol “TRWH.”

Confidential Treatment Requested by Twin River Worldwide Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
SHARES ELIGIBLE FOR FUTURE SALE
Future sales of substantial amounts of our common stock, including shares issued on the exercise of outstanding options in the public market after this offering, or the possibility of these sales or issuances occurring, could adversely affect the prevailing market price for our common stock or impair our ability to raise equity capital.
Based on our shares outstanding as of             , 2019 and on the closing of this offering and the share repurchase, a total of       shares of common stock will be outstanding. Of these shares, all of the common stock sold in this offering by the selling shareholders will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are held by “affiliates,” as that term is defined in Rule 144 under the Securities Act.
All of our executive officers and directors have entered into lock-up agreements with the underwriters under which they have agreed, subject to certain exceptions, not to sell any of our common stock or any other securities convertible into or exercisable or exchangeable for our common stock during the period ending             days after the date of this prospectus. Following the expiration of the lock-up period, all shares will be eligible for resale in compliance with Rule 144 or Rule 701.
Rule 144
In general, under Rule 144 as currently in effect, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, an eligible shareholder is entitled to sell such shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. To be an eligible shareholder under Rule 144, such shareholder must not be deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144, subject further to the expiration of any lock-up agreements.
In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell our shares as follows. Beginning 90 days after the date of this prospectus, within any three-month period, such shareholders may sell a number of shares that does not exceed the greater of either of the following:
•
1% of the number of common stock then outstanding, which will equal approximately shares immediately after this offering; or

•
the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales by affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144 to the extent applicable.
Rule 701
Rule 701 generally allows a shareholder who was issued shares under a written compensatory plan or contract and who is not deemed to have been an affiliate of the Company during the immediately preceding 90 days, to sell these shares in reliance on Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of the Company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after the date of this prospectus before selling those shares under Rule 701.

Confidential Treatment Requested by Twin River Worldwide Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
SELLING SHAREHOLDERS
The following table and footnotes set forth information with respect to the beneficial ownership of our common stock (1) known to us to be beneficially owned as of             , 2019, (2) being offered hereby, and (3) and beneficially owned after giving effect to the sale of the shares of our common stock offered in the public offering under this prospectus for each of the selling shareholders and the share repurchase.
	Shares owned Prior to the Offering		Number of Shares Offered	Shares Owned After the Offering and Share Repurchase
Name	Number of Shares	Percentage		Number of Shares	Percentage

Confidential Treatment Requested by Twin River Worldwide Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS FOR
NON-U.S. HOLDERS
Subject to the limitations, assumptions and qualifications described herein, the following is a summary of the material U.S. federal income tax considerations relating to the purchase, ownership and disposition of shares of our common stock acquired pursuant to this offering by non-U.S. holders (defined below). This summary does not purport to be a complete analysis of all the potential tax considerations relevant to non-U.S. holders of shares of our common stock. The following discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations thereunder (“Treasury Regulations”), published rulings and judicial decisions, all as of the date hereof, and all of which are subject to change, possibly with retroactive effect. Any such change could affect the continuing validity of this discussion.
This discussion addresses only those non-U.S. holders that will hold their shares of our common stock as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment), and does not address all the U.S. federal income tax consequences that may be relevant to particular non-U.S. holders in light of their individual circumstances or to non-U.S. holders that are subject to special rules, such as:
•
banks or other financial institutions;

•
insurance companies;

•
tax-exempt entities;

•
dealers in securities;

•
traders in securities that elect to use a mark to market method of accounting;

•
non-U.S. holders that hold our common stock as part of straddles, hedges, constructive sales, integrated transactions or conversion transactions;

•
entities or arrangements classified as partnerships for U.S. federal income tax purposes or other pass-through entities such as subchapter S corporations (or investors in such entities or arrangements);

•
grantor trusts;

•
regulated investment companies;

•
real estate investment trusts;

•
controlled foreign corporations or passive foreign investment companies;

•
certain expatriates or persons that have a functional currency other than the U.S. dollar; and

•
non-U.S. holders that acquired their shares of our common stock through the exercise of an employee stock option or otherwise as compensation or through a tax-qualified retirement plan.

In addition, the discussion does not address any alternative minimum tax or any state, local or foreign tax consequences of the purchase, ownership and disposition of shares of our common stock, nor does it the U.S. Medicare contribution tax on unearned income. Tax considerations under foreign, state or local laws or federal laws other than those pertaining to income tax are not addressed in this prospectus. Non-U.S. holders that may be subject to taxes other than U.S. federal income taxes should consult their own tax advisors regarding the imposition of any such taxes as a result of the purchase, ownership and disposition of shares of our common stock.
If a partnership (including for this purpose any entity or other arrangement treated as a partnership for U.S. federal income tax purposes) holds shares of our common stock, the tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding shares of our common stock, you should consult your tax advisor.

Confidential Treatment Requested by Twin River Worldwide Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
There can be no assurance that the Internal Revenue Service (“IRS”) will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling from the IRS or an opinion of counsel with respect to the U.S. federal income or estate tax consequences to a non-U.S. holder of the purchase, ownership or disposition of shares of our common stock.
For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of our common stock, that, for U.S. federal income tax purposes, is an individual, corporation, estate or trust other than:
•
an individual citizen or resident of the United States;

•
a corporation, or an entity treated as a corporation, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•
a trust that (1) is subject to (A) the primary supervision of a court within the United States and (B) the authority of one or more United States persons to control all substantial decisions of the trust or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a United States person; or

•
an estate that is subject to U.S. federal income tax on its income regardless of its source.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF SHARES OF OUR COMMON STOCK.
Distributions on Shares of Our Common Stock
Distributions, if any, made with respect to shares of our common stock generally will be treated as dividends for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes, and will be subject to withholding as described below. Distributions in excess of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes will generally be treated as a return of capital to the extent of the non-U.S. holder’s basis in the shares of our common stock and thereafter as capital gain, subject to the tax treatment described below in “—Sale or Other Taxable Disposition of Shares of Our Common Stock”.
Subject to the summary below regarding backup withholding and FATCA, dividends paid on our common stock to a non-U.S. holder that are not effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States generally will be subject to withholding of U.S. federal income tax at the rate of 30% or such lower rate as may be specified by an applicable income tax treaty. A non-U.S. holder that wishes to claim the benefit of a reduced withholding rate under an applicable income tax treaty generally will be required to (1) duly complete and execute an IRS Form W-8BEN or an IRS Form W-8BEN-E (or appropriate successor form) and certify under penalties of perjury that such holder is not a U.S. person and is eligible for the benefits of the applicable tax treaty and (2) if it holds our common stock through certain foreign intermediaries, satisfy the relevant certification requirements of applicable Treasury Regulations. These forms may need to be periodically updated.
A non-U.S. holder eligible for a reduced rate of withholding of U.S. federal income tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their own tax advisors regarding their entitlement to benefits under an applicable income tax treaty and the manner of claiming the benefits of such treaty (including, without limitation, the need to obtain a U.S. taxpayer identification number).
Dividends paid on our common stock that are effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, attributable to a permanent establishment or fixed base in the United States of the non-U.S. holder) generally will be subject to U.S. federal income tax on a net income basis at the U.S. federal income tax rates generally applicable to a U.S. person and are not subject to withholding of U.S. federal income tax, provided that the non-U.S. holder establishes an exemption from such withholding by complying with certain certification and disclosure requirements (generally by providing a duly completed and executed IRS Form W-8ECI (or appropriate successor form)). Any such effectively connected dividends (and, if required by an applicable

Confidential Treatment Requested by Twin River Worldwide Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
income tax treaty, attributable to a permanent establishment or fixed base in the United States of the non-U.S. holder) received by a non-U.S. holder that is treated as a foreign corporation for U.S. federal income tax purposes may be subject to an additional branch profits tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty.
Sale or Other Taxable Disposition of Shares of Our Common Stock
Subject to the summary below regarding backup withholding and FATCA, any gain recognized by a non-U.S. holder on a sale or other taxable disposition of our common stock generally will not be subject to U.S. federal income tax, unless: (1) the gain is effectively connected with the conduct of a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, attributable to a permanent establishment or fixed base in the United States of the non-U.S. holder), (2) the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met, or (3) Twin River is or has been a U.S. real property holding corporation (a “USRPHC”) for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. holder held shares of our common stock, and, so long as our common stock is regularly traded on an established securities market, the non-U.S. holder holds or held (at any time during the shorter of the five-year period ending on the date of disposition or the non-U.S. holder’s holding period) actually or constructively, more than 5% of our common stock.
A corporation generally is characterized as a USRPHC if the fair market value of the “United States real property interests” (“USRPIs”) owned by the corporation and certain of its subsidiaries equals or exceeds 50% of the sum of the fair market value of   (i) the USRPIs owned by the corporation and certain of its subsidiaries, (ii) interests in real property located outside of the United States owned by the corporation and certain of its subsidiaries and (iii) other assets used or held for use by the corporation and certain of its subsidiaries in a trade or business. USRPIs include any interest (other than an interest solely as a creditor) in real property located in the United States or the Virgin Islands and in other USRPHCs. Real property generally includes land and unsevered natural products of the land, improvements on land and personal property associated with the use of real property within the meaning of applicable Treasury Regulations. Although there can be no assurances, we believe we are not, and we do not currently anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of other business assets, there can be no assurance that we are not currently or will not become a USRPHC in the future. However, so long as our common stock is listed on the NYSE, Twin River believes that a disposition by a non-U.S. holder that owns, actually or constructively, less than 5% of our common stock should not be subject to U.S. federal income tax as described in clause (3) of the preceding paragraph.
Any gain recognized by a non-U.S. holder that is described in clause (1) or (3) above generally will be subject to U.S. federal income tax at the U.S. federal income tax rates generally applicable to a U.S. person. Any such gains of a corporate non-U.S. holder described in clause (1) above also may be subject to an additional branch profits tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. An individual non-U.S. holder that is described in clause (2) above generally will be subject to a flat 30% tax (or a lower applicable tax treaty rate) on the U.S. source capital gain derived from the disposition, which may be offset by U.S. source capital losses during the taxable year of the disposition.
Information Reporting and Backup Withholding
In general, information reporting requirement may apply to dividends paid to non-U.S. holders on our common stock and the tax, if any, withheld with respect to those dividends. Copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder is a resident under the provisions of an applicable income tax treaty or agreement. Information reporting also is generally required with respect to the proceeds from sales and other dispositions of our common stock to or through the U.S. office (and, in certain cases, the foreign office) of a broker. Backup withholding (currently at a rate of 24%) may be imposed on the above payments if   a non-U.S. holder fails to certify under penalty of perjury that it is a non-U.S. holder or such non-U.S. holder otherwise fails to establish an exemption.

Confidential Treatment Requested by Twin River Worldwide Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
Any amounts withheld from payments to a holder under the backup withholding rules are not an additional tax and will be allowed as a refund or credit against its applicable U.S. federal income tax liability, provided the required information is furnished to the IRS. Holders should consult their own tax advisors regarding the application of backup withholding based on their particular circumstances and the availability of and procedure for obtaining an exemption from backup withholding.
FATCA
Under Sections 1471 through 1474 of the Code and the Treasury Regulations and administrative guidance issued thereunder (“FATCA”), a non-U.S. holder generally will be subject to a 30% withholding tax on (1) dividends paid on our common stock and (2) gross proceeds from the sale or other disposition of our common stock, unless (a) if the non-U.S. holder is a “non-financial foreign entity”, it provides the applicable payor or financial institution with certain documentation relating to its substantial U.S. owners or otherwise certifies that it does not have any substantial U.S. owners, (b) if the non-U.S. holder is a “foreign financial institution,” it enters into an agreement with the Department of Treasury to, among other things, report certain information regarding its accounts with or interests held by certain United States persons and by certain non-U.S. entities that are wholly or partially owned by United States persons, and it establishes its compliance with these rules by providing to the applicable payor or financial institution with an IRS Form W-8BEN, IRS Form W-8BEN-E, or other applicable IRS Form W-8 (or appropriate successor form) or (c) the non-U.S. holder otherwise qualifies for an exemption from these rules and establishes such exemption by providing the applicable payor or financial institution with an IRS Form W-8BEN, IRS Form W-8BEN-E, or other applicable IRS Form W-8 (or appropriate successor form). The rules relating to FATCA described above may be modified by an applicable intergovernmental agreement between the United States and the jurisdiction in which the non-U.S. holder is resident.
The IRS recently issued proposed Treasury Regulations that eliminate withholding on payments of gross proceeds (but not on payments of interest). Pursuant to the proposed Treasury Regulations, we and any withholding agent may (but are not required to) rely on this proposed change to FATCA withholding until the final regulations are issued or the proposed regulations are withdrawn.
We will not pay any additional amounts to non-U.S. holders in respect of any amounts withheld, including pursuant to FATCA. Under certain circumstances, a non-U.S. holder may be eligible for refunds or credits of such taxes. Non-U.S. holders are urged to consult their own tax advisors regarding how FATCA may apply to the purchase, ownership and disposition of our common stock.
The preceding discussion is not a complete analysis or discussion of all potential tax effects that may be important to you. Thus, you are strongly encouraged to consult your tax advisor as to the specific tax consequences resulting from the purchase, ownership and disposition of shares of our common stock, including tax return reporting requirements, the applicability and effect of federal, state, local, and other tax laws and the effect of any proposed changes in the tax laws.

Confidential Treatment Requested by Twin River Worldwide Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
UNDERWRITING
We, the selling shareholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, the underwriters have agreed to purchase from the selling shareholders the number of shares indicated in the following table.
Name	Number of Shares
Total
The underwriters are committed to take and pay for all of the shares being offered if they purchases any shares. Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a concession not in excess of  $          per share from the public offering price. After the offering, the public offering price, concession and reallowance to dealers may be reduced by the underwriters. The offering of the shares by the underwriters are subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.
The underwriters have advised us that, following the completion of this offering, it currently intends to make a market in the shares as permitted by applicable laws and regulations. However, the underwriters are not obligated to do so, and the underwriters may discontinue any market making activities at any time without notice in its sole discretion. Accordingly, no assurance can be given as to the liquidity of the trading market for the shares, that you will be able to sell any of the shares held by you at a particular time or that the prices that you receive when you sell will be favorable.
We and our executive officers, directors, and the selling shareholders have agreed with the underwriters, subject to certain exceptions not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date           days after the date of this prospectus, except with the prior written consent of the underwriters.
Our common stock is listed on The New York Stock Exchange under the symbol “TRWH”.
In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than it is required to purchase in the offering.
Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for its own account, may have the effect of preventing or retarding a decline in the market price of Twin River’s common stock, and may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.
Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of Twin River’s common stock. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.
In connection with the offering, the underwriters may distribute prospectuses by electronic means, such as e-mail. In addition, the underwriters may facilitate Internet distribution for this offering to certain of its Internet subscription customers. The underwriters may allocate a limited number of shares for sale to online brokerage customers. An electronic prospectus is available on the Internet website maintained by the underwriters. Other than the prospectus in electronic format, the information on the underwriters’ website is not part of this prospectus.
The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

Confidential Treatment Requested by Twin River Worldwide Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the selling shareholders. No underwriting discounts or commissions are payable with respect to the share repurchase.
Per Share	$
Total	$
Subject to the completion of this offering, we intend to purchase up to           shares of our common stock that are subject to this offering from the underwriters at a price per share equal to the price per share paid by the underwriters to the selling shareholders in this offering. The closing of the share repurchase is contingent on the closing of this offering.
We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $          . We have agreed to reimburse the underwriters for certain expenses, including expenses relating to the clearance of this offering with the Financial Industry Regulatory Authority, in an amount up to $             , other than underwriting discounts and commissions.
We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.
Other Relationships
The underwriters and their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and their affiliates have, from time to time, performed, and may in the future perform, various financial advisory, commercial banking and investment banking services for the issuer or its affiliates, for which they received or will receive customary fees and expenses.
In the ordinary course of their various business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.
European Economic Area
In relation to each member state of the European Economic Area, no offer of shares which are the subject of the offering has been, or will be made to the public in that Member State, other than under the following exemptions under the Prospectus Directive:
(a)
to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)
to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the representative for any such offer; or

(c)
in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares referred to in (a) to (c) above shall result in a requirement for the Company or any Representative to publish a prospectus pursuant to Article 3 of the Prospectus Directive, or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.
Each person located in a Member State to whom any offer of ordinary shares is made or who receives any communication in respect of an offer of the shares, or who initially acquires any shares will be deemed to have represented, warranted, acknowledged and agreed to and with each Representative and the Company that (1) it is a “qualified investor” within the meaning of the law in that Member State implementing Article 2(1)(e) of the Prospectus Directive; and (2) in the case of any shares acquired by it as

Confidential Treatment Requested by Twin River Worldwide Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, the shares acquired by it in the offer have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Member State other than qualified investors, as that term is defined in the Prospectus Directive, or in circumstances in which the prior consent of the representative has been given to the offer or resale; or where the shares have been acquired by it on behalf of persons in any Member State other than qualified investors, the offer of those ordinary shares to it is not treated under the Prospectus Directive as having been made to such persons.
The Company, the underwriters and their respective affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgments and agreements.
This prospectus has been prepared on the basis that any offer of shares in any Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the Company or any of the representative to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the representative have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the Company or the representative to publish a prospectus for such offer.
For the purposes of this provision, the expression an “offer of the shares to the public” in relation to any shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (as amended) and includes any relevant implementing measure in each Member State.
The above selling restriction is in addition to any other selling restrictions set out below.
United Kingdom
This prospectus and any other material in relation to the shares described herein is only being distributed to, and is only directed at, persons in the United Kingdom who are “qualified investors” or otherwise in circumstances which do not require publication by the Company of a prospectus pursuant to section 85(1) of the UK Financial Services and Markets Act 2000.
Any investment or investment activity to which this prospectus relates is available only to, and will be engaged in only with, investment professionals falling within Article 19(5), or high net worth entities falling within Article 49(2), of the UK Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or other persons to whom such investment or investment activity may lawfully be made available (together, “relevant persons”). Persons who are not relevant persons should not take any action on the basis of this prospectus and should not act or rely on it.
Hong Kong
WARNING: The contents of this prospectus have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to any offer of the shares. If recipients are in any doubt about any of the contents of this prospectus, they should obtain independent professional advice.
The shares may not be offered or sold by means of any document other than (1) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (2) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the

Confidential Treatment Requested by Twin River Worldwide Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.
Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (1) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (2) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.
Japan
The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and the underwriters have agreed that it will not offer or sell any shares, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.
Switzerland
The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.
Neither this prospectus t nor any other offering or marketing material relating to the offering, the Issuer, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (“FINMA”), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Confidential Treatment Requested by Twin River Worldwide Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
Dubai International Financial Centre
This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.
Australia
No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.
Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.
The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.
This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.
France
Neither this prospectus nor any other offering material relating to the shares described in this prospectus has been and will not be submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares has been or will be:
•
released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•
used in connection with any offer for subscription or sale of the shares to the public in France.

Such offers, sales and distributions will be made in France only:
•
to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case acting for their own account, or otherwise in circumstances in which no offer to the public occurs, all as defined in and in accordance with Articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

Confidential Treatment Requested by Twin River Worldwide Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
•
to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•
in a transaction that, in accordance with Article L.411-2-I-1°-or-2°-or 3° of the French Code monétaire et financier and Article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (offre au public).

The shares may not be distributed directly or indirectly to the public except in accordance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier and applicable regulations thereunder.
Canada
The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non- Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriters’ conflicts of interest in connection with this offering.

Confidential Treatment Requested by Twin River Worldwide Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
LEGAL MATTERS
The validity of the issuance of the shares of common stock offered by this prospects will be passed upon for us by Jones Day, New York, New York. Certain matters will be passed upon for the underwriters by            .
EXPERTS
The consolidated financial statements of Twin River as of December 31, 2018 and 2017, and for each of the three years in the period ended December 31, 2018, incorporated in this Prospectus by reference herein from Twin River’s Annual Report on Form 10-K for the year ended December 31, 2018, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report (which report expresses an unqualified opinion and includes an emphasis-of-matter paragraph regarding Twin River’s merger with Dover Downs) which is incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
The consolidated financial statements of Dover Downs as of and for the year ended December 31, 2018 and 2017, and for each of the three years in the three-year period ended December 31, 2018, incorporated by reference herein from our Current Report on Form 8-K/A filed on April 29, 2019 have been incorporated herein in reliance upon the report of KPMG LLP, audited by KPMG LLP, an independent registered public accounting firm, as stated in their reports which are incorporated herein by reference, and upon the authority of said firm as experts in accounting and auditing.
The audit report covering the consolidated financial statements of Dover Downs contains an explanatory paragraph that states that the scheduled expiration of Dover Downs’ credit agreement raised substantial doubt about the entity’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.
The audit report covering the consolidated financial statements of Dover Downs refers to the adoption of Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers, as of January 1, 2018, using the full retrospective method, and Accounting Standards Update No. 2017-07, Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost (Topic 715) as of January 1, 2018, which requires retrospective adoption.
WHERE YOU CAN FIND MORE INFORMATION
You may read and copy any reports, statements or other information that we file with the SEC at www.sec.gov. In addition, shareholders may obtain free copies of the documents filed with the SEC by us through the Investor Relations section of our website at www.twinriverwwholdings.com. The information provided on our website is not part of this prospectus, and therefore is not incorporated by reference herein.
Incorporation of certain information by reference
The SEC allows us to “incorporate by reference” into this prospectus documents we file with it. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference by us is an important part of this prospectus. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes hereof to the extent that such statement contained herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. The following documents are incorporated by reference into this prospectus:
•
Our Annual Report on Form 10-K for the year ended December 31, 2018 filed with the SEC on April 1, 2019;

•
our Definitive Proxy Statement on Schedule 14A filed with the SEC on May 6, 2019;

•
our Current Reports on Form 8-K filed with the SEC on March 22, 2019, March 29, 2019 (including the amendment on Form 8-K/A filed with the SEC on April 29, 2019), April 8, 2019 and May 6, 2019; and

Confidential Treatment Requested by Twin River Worldwide Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
•
the description of our common stock contained in our Form 8-A filed with the SEC on March 27, 2019, including any amendment or report filed for the purposes of updating such description.

Pursuant to General Instruction B of Form 8-K, any information submitted under Item 2.02, Results of Operations and Financial Condition, or Item 7.01, Regulation FD Disclosure, of Form 8-K is not deemed to be “filed” for the purpose of Section 18 of the Exchange Act, and we are not subject to the liabilities of Section 18 with respect to information submitted under Item 2.02 or Item 7.01 of Form 8-K. We are not incorporating by reference any information submitted under Item 2.02 or Item 7.01 of Form 8-K into any filing under the Securities Act or the Exchange Act or into this prospectus.
Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to in this prospectus do not purport to be complete, and where reference is made to the particular provisions of that contract, agreement or other document, those references are qualified in all respects by reference to all of the provisions contained in that contract, agreement or other document. For a more complete understanding and description of each such contract, agreement or other document, we urge you to read the exhibits to the registration statement of which this prospectus is a part.
We will provide without charge, upon written or oral request, a copy of any or all of the documents that are incorporated by reference into this prospectus and a copy of any or all other contracts, agreements or documents which are referred to in this prospectus. Requests should be directed to: Twin River Worldwide Holdings, Inc., 100 Twin River Road, Lincoln, Rhode Island 02865, Attention: Corporate Secretary; telephone number: (401) 475-8474.

Confidential Treatment Requested by Twin River Worldwide Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83

           Shares
Common Stock

PROSPECTUS

           , 2019

Confidential Treatment Requested by Twin River Worldwide Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
PART II — INFORMATION NOT REQUIRED IN PROSPECTUS
ITEM 13.   OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.
The following table sets forth the expenses payable by the registrant expected to be incurred in connection with the issuance and distribution of the shares of common stock being registered hereby (other than underwriting discounts and commissions). All of such expenses are estimates, except for the Securities and Exchange Commission (the “SEC”) registration fee and the Financial Industry Regulatory Authority Inc. (“FINRA”) filing fee.
SEC registration fee	$
FINRA filing fee
Printing fees and expenses
Legal fees and expenses
Accounting fees and expenses
Miscellaneous expenses
Total	$
ITEM 14.   INDEMNIFICATION OF DIRECTORS AND OFFICERS.
Section 145 of the Delaware General Corporation Law (“DGCL”) authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers under certain circumstances and subject to certain limitations. The terms of Section 145 of the DGCL are sufficiently broad to permit indemnification under certain circumstances for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933 (the “Securities Act”).
As permitted by the DGCL, Twin River’s certificate of incorporation contains provisions that eliminate the personal liability of its directors for monetary damages for any breach of fiduciary duties as a director.
As permitted by the DGCL, Twin River’s bylaws provide that:
•
Twin River is required to indemnify its directors and executive officers to the fullest extent permitted by the DGCL, subject to very limited exceptions;

•
Twin River may indemnify its other employees and agents as set forth in the DGCL;

•
Twin River is required to advance expenses, as incurred, to its directors and executive officers in connection with a legal proceeding to the fullest extent permitted by the DGCL, subject to very limited exceptions; and

•
the rights conferred in the bylaws are not exclusive.

Twin River has entered, and intends to continue to enter, into separate indemnification agreements with its directors and executive officers to provide these directors and executive officers additional contractual assurances regarding the scope of the indemnification set forth in Twin River’s certificate of incorporation and bylaws and to provide additional procedural protections. At present, there is no material pending litigation or proceeding involving a director or executive officer of Twin River regarding which indemnification is sought. The indemnification provisions in Twin River’s certificate of incorporation, bylaws and the indemnification agreements entered into or to be entered into between Twin River and each of its directors and executive officers may be sufficiently broad to permit indemnification of Twin River’s directors and executive officers for liabilities arising under the Securities Act. Twin River currently carries liability insurance for its directors and officers.
ITEM 15.   RECENT SALES OF UNREGISTERED SECURITIES.
On December 17, 2018, certain members of management and an employee exercised stock options granted under the 2010 BLB Worldwide Holdings, Inc. Stock Option Plan, as amended June 17, 2014 (the “2010 Plan”) to purchase a total of 1,403,096 shares of our common stock at a price of  $2.42 per share for an aggregate purchase price of  $3,388,477.

Confidential Treatment Requested by Twin River Worldwide Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
On March 1, 2018, a member of management and an employee exercised stock options granted under the 2010 Plan to purchase a total of 80,000 shares of our common stock at a price of  $2.42 per share for an aggregate purchase price of  $193,200.
On January 16, 2018, a member of management and certain employees exercised stock options granted under the 2010 Plan to purchase a total of 288,000 shares of our common stock at a price of  $2.42 per share for an aggregate purchase price of  $695,520.
The transactions above were deemed to be exempt from registration under the Securities Act in reliance upon Rule 701 promulgated under Section 3(b) of the Securities Act as transactions pursuant to benefit plans and contracts relating to compensation as provided under Rule 701.
ITEM 16.   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.
(a) Exhibits.
EXHIBIT INDEX
Exhibit No.	Description
1.1*	Form of Underwriting Agreement
2.1+	Transaction Agreement, dated July 22, 2018, among Dover Downs Gaming & Entertainment, Inc., Twin River Worldwide Holdings, Inc. and Double Acquisition Corp., including amendment dated October 8, 2018 (incorporated by reference to Exhibit 2.1 to the Company’s Registration Statement on Form S-4 (File No. 333-228973) filed on December 21, 2018)
3.1	Amended and Restated Certificate of Incorporation of Twin River (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form S-4 (File No. 333-228973) filed on December 21, 2018)
3.2	Amended and Restated Bylaws of Twin River (incorporated by reference to Exhibit 3.1 to the Company’s Form 8-K (File No. 333-228973) filed on March 22, 2019)
4.1	Form of Certificate of Common Stock of Twin River (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-4/A (File No. 333-228973) filed on January 25, 2019).
5.1*	Opinion of Jones Day
10.1	License Agreement, dated May 15, 2003, by and between Hard Rock Hotel Licensing, Inc., Premier Entertainment Biloxi LLC, and Premier Entertainment, LLC (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-4/A (File No. 333-228973) filed on January 25, 2019
10.2	First Letter Agreement, dated April 4, 2006, by and between Hard Rock Hotel Licensing, Inc., Premier Entertainment Biloxi LLC, and Premier Entertainment, LLC (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form S-4/A (File No. 333-228973) filed on January 25, 2019)
10.3	First Amendment to Hard Rock License Agreement, dated May 10, 2007, by and between Hard Rock Hotel Licensing, Inc., Premier Entertainment Biloxi LLC, and Premier Entertainment Biloxi LLC (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form S-4/A (File No. 333-228973) filed on January 25, 2019)
10.4	Second Amendment to Hard Rock License Agreement, dated July 10, 2014, by and between Hard Rock Hotel Licensing, Inc., Premier Entertainment Biloxi LLC, and Premier Entertainment Biloxi LLC, and Twin River Management Group, Inc. (incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form S-4/A (File No. 333-228973) filed on January 25, 2019)
10.5	Master Video Lottery Terminal Contract, dated July 18, 2005, by and between the Division of Lotteries of the Division of Lotteries of the Rhode Island Department of Administration and UTGR, Inc. (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form S-4/A (File No. 333-228973) filed on January 25, 2019)

Confidential Treatment Requested by Twin River Worldwide Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
Exhibit No.	Description
10.6	First Amendment to Master Video Lottery Terminal Contract, dated November 4, 2010, by and between Division of Lotteries of the Rhode Island Department of Revenue (f/k/a the Division of Lotteries of the Rhode Island Department of Administration) and UTGR, Inc. (incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form S-4/A (File No. 333-228973) filed on January 25, 2019)
10.7	Second Amendment to Master Video Lottery Terminal Contract, dated May 3, 2012, by and between the Division of Lotteries of the Rhode Island Department of Revenue (f/k/a the Division of Lotteries of the Rhode Island Department of Administration) and UTGR, Inc. (incorporated by reference to Exhibit 10.7 to the Company’s Registration Statement on Form S-4/A (File No. 333-228973) filed on January 25, 2019)
10.8	Third Amendment to Master Video Lottery Terminal Contract, dated September 18, 2012, by and between Division of Lotteries of the Rhode Island Department of Revenue (f/k/a the Division of Lotteries of the Rhode Island Department of Administration) and UTGR, Inc. (incorporated by reference to Exhibit 10.8 to the Company’s Registration Statement on Form S-4/A (File No. 333-228973) filed on January 25, 2019)
10.9	Fourth Amendment to Master Video Lottery Terminal Contract, dated July 1, 2014, by and between the Division of Lotteries of the Rhode Island Department of Revenue (f/k/a the Division of Lotteries of the Rhode Island Department of Administration) and UTGR, Inc. (incorporated by reference to Exhibit 10.9 to the Company’s Registration Statement on Form S-4/A (File No. 333-228973) filed on January 25, 2019)
10.10	Fifth Amendment to Master Video Lottery Terminal Contract, dated May 2, 2017, by and between the Division of Lotteries of the Rhode Island Department of Revenue (f/k/a the Division of Lotteries of the Rhode Island Department of Administration) and UTGR, Inc. (incorporated by reference to Exhibit 10.10 to the Company’s Registration Statement on Form S-4/A (File No. 333-228973) filed on January 25, 2019)
10.11	Sixth Amendment to Master Video Lottery Terminal Contract, dated May 3, 2017, by and between the Division of Lotteries of the Rhode Island Department of Revenue (f/k/a the Division of Lotteries of the Rhode Island Department of Administration) and UTGR, Inc. (incorporated by reference to Exhibit 10.11 to the Company’s Registration Statement on Form S-4/A (File No. 333-228973) filed on January 25, 2019)
10.12	Seventh Amendment to Master Video Lottery Terminal Contract, dated March 12, 2018, by and between the Division of Lotteries of the Rhode Island Department of Revenue (f/k/a the Division of Lotteries of the Rhode Island Department of Administration) and UTGR, Inc. (incorporated by reference to Exhibit 10.12 to the Company’s Registration Statement on Form S-4/A (File No. 333-228973) filed on January 25, 2019)
10.13	Master Video Lottery Terminal Contract, dated November 23, 2005, by and between the Division of Lotteries of the Rhode Island Department of Revenue (f/k/a the Division of Lotteries of the Rhode Island Department of Administration) and Newport Grand Jai Alai, LLC (incorporated by reference to Exhibit 10.13 to the Company’s Registration Statement on Form S-4/A (File No. 333-228973) filed on January 25, 2019)
10.14	First Amendment to Master Video Lottery Terminal Contract, dated January 25, 2006, by and between the Division of Lotteries of the Rhode Island Department of Revenue (f/k/a the Division of Lotteries of the Rhode Island Department of Administration) and Newport Grand Jai Alai, LLC (incorporated by reference to Exhibit 10.14 to the Company’s Registration Statement on Form S-4/A (File No. 333-228973) filed on January 25, 2019)
10.15	First Amendment to Master Video Lottery Terminal Contract, as previously amended, dated December 21, 2010, by and between the Division of Lotteries of the Rhode Island Department of Revenue (f/k/a the Division of Lotteries of the Rhode Island Department of Administration) and Newport Grand, LLC (f/k/a Newport Grand Jai Alai, LLC) (incorporated by reference to Exhibit 10.15 to the Company’s Registration Statement on Form S-4/A (File No. 333-228973) filed on January 25, 2019)

Confidential Treatment Requested by Twin River Worldwide Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
Exhibit No.	Description
10.16	Second Amendment to Master Video Lottery Terminal Contract, dated May 31, 2012, by and between the Division of Lotteries of the Rhode Island Department of Revenue (f/k/a the Division of Lotteries of the Rhode Island Department of Administration) and Newport Grand, LLC (f/k/a Newport Grand Jai Alai, LLC) (incorporated by reference to Exhibit 10.16 to the Company’s Registration Statement on Form S-4/A (File No. 333-228973) filed on January 25, 2019)
10.17	Third Amendment to Master Video Lottery Terminal Contract, dated May 1, 2013, by and between the Division of Lotteries of the Rhode Island Department of Revenue (f/k/a the Division of Lotteries of the Rhode Island Department of Administration) and Newport Grand, LLC (f/k/a Newport Grand Jai Alai, LLC) (incorporated by reference to Exhibit 10.17 to the Company’s Registration Statement on Form S-4/A (File No. 333-228973) filed on January 25, 2019)
10.18	Fourth Amendment to Master Video Lottery Terminal Contract, dated July 14, 2015, by and between the Division of Lotteries of the Rhode Island Department of Revenue (f/k/a the Division of Lotteries of the Rhode Island Department of Administration) and Premier Entertainment II, LLC, d/b/a Newport Grand (assignee of Newport Grand, LLC (f/k/a Newport Grand Jai Alai, LLC)) (incorporated by reference to Exhibit 10.18 to the Company’s Registration Statement on Form S-4/A (File No. 333-228973) filed on January 25, 2019)
1019	Fifth Amendment to Master Video Lottery Terminal Contract, dated May 2, 2017, by and between the Division of Lotteries of the Rhode Island Department of Revenue (f/k/a the Division of Lotteries of the Rhode Island Department of Administration) and Premier Entertainment II, LLC, d/b/a Newport Grand (assignee of Newport Grand, LLC (f/k/a Newport Grand Jai Alai, LLC)) (incorporated by reference to Exhibit 10.19 to the Company’s Registration Statement on Form S-4/A (File No. 333-228973) filed on January 25, 2019)
10.20	Sixth Amendment to Master Video Lottery Terminal Contract, dated March 12, 2018, by and between the Division of Lotteries of the Rhode Island Department of Revenue (f/k/a the Division of Lotteries of the Rhode Island Department of Administration), Premier Entertainment II, LLC, d/b/a Newport Grand (assignee of Newport Grand, LLC (f/k/a Newport Grand Jai Alai, LLC)) and Twin-River Tiverton, LLC (incorporated by reference to Exhibit 10.20 to the Company’s Registration Statement on Form S-4/A (File No. 333-228973) filed on January 25, 2019)
10.21	Seventh Amendment to Master Video Lottery Terminal Contract, dated September 13, 2018, by and between the Division of Lotteries of the Rhode Island Department of Revenue (f/k/a the Division of Lotteries of the Rhode Island Department of Administration) Premier Entertainment II, LLC, d/b/a Newport Grand (assignee of Newport Grand, LLC (f/k/a Newport Grand Jai Alai, LLC)) and Twin-River Tiverton, LLC (incorporated by reference to Exhibit 10.22 to the Company’s Registration Statement on Form S-4/A (File No. 333-228973) filed on January 25, 2019)
10.22	Assignment, Assumption and Amendment of Master Video Lottery Terminal Contract, dated September 13, 2018, by and between Premier Entertainment II, LLC and Twin River-Tiverton LLC (incorporated by reference to Exhibit 10.22 to the Company’s Registration Statement on Form S-4/A (File No. 333-228973) filed on January 25, 2019)
10.23	Agreement, dated October 4, 2017, by and between Dover Downs, Inc. and Delaware Standardbred Owners Association (incorporated by reference to Exhibit 10.23 to the Company’s Registration Statement on Form S-4/A (File No. 333-228973) filed on January 25, 2019)
10.24#	BLB Worldwide Holdings, Inc. 2010 Stock Option Plan (incorporated by reference to Exhibit 10.24 to the Company’s Registration Statement on Form S-4/A (File No. 333-228973) filed on January 25, 2019)
10.25#	Amendment to 2010 BLB Worldwide Holdings, Inc. Stock Option Plan, effective June 17, 2014 (incorporated by reference to Exhibit 10.25 to the Company’s Registration Statement on Form S-4/A (File No. 333-228973) filed on January 25, 2019)

Confidential Treatment Requested by Twin River Worldwide Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
Exhibit No.	Description
10.26(a)#	Nonqualified Stock Option Agreement by and between Twin River Worldwide Holdings, Inc. and Glenn Carlin, effective July 10, 2013 (incorporated by reference to Exhibit 10.26(a) to the Company’s Registration Statement on Form S-4/A (File No. 333-228973) filed on January 25, 2019)
10.26(b)#	Amendment No. 1 to Nonqualified Stock Option Agreement by and between Twin River Worldwide Holdings, Inc. and Glenn Carlin, effective August 19, 2014 (incorporated by reference to Exhibit 10.26(b) to the Company’s Registration Statement on Form S-4/A (File No. 333-228973) filed on January 25, 2019)
10.26(c)#	Amendment No. 2 to Nonqualified Stock Option Agreement by and between Twin River Worldwide Holdings, Inc. and Glenn Carlin, effective August 19, 2015 (incorporated by reference to Exhibit 10.26(c) to the Company’s Registration Statement on Form S-4/A (File No. 333-228973) filed on January 25, 2019)
10.26(d)#	Amendment No. 3 to Nonqualified Stock Option Agreement by and between Twin River Worldwide Holdings, Inc. and Glenn Carlin, effective September 23, 2015 (incorporated by reference to Exhibit 10.26(d) to the Company’s Registration Statement on Form S-4/A (File No. 333-228973) filed on January 25, 2019)
10.26(e)#	Amendment No. 4 to Nonqualified Stock Option Agreement by and between Twin River Worldwide Holdings, Inc. and Glenn Carlin, effective January 12, 2017 (incorporated by reference to Exhibit 10.26(e) to the Company’s Registration Statement on Form S-4/A (File No. 333-228973) filed on January 25, 2019)
10.26(f)#	Amendment No. 5 to Nonqualified Stock Option Agreement by and between Twin River Worldwide Holdings, Inc. and Glenn Carlin, effective March 14, 2018 (incorporated by reference to Exhibit 10.26(f) to the Company’s Registration Statement on Form S-4/A (File No. 333-228973) filed on January 25, 2019)
10.27#	Twin River Worldwide Holdings, Inc. 2015 Stock Incentive Plan (incorporated by reference to Exhibit 10.27 to the Company’s Registration Statement on Form S-4/A (File No. 333-228973) filed on January 25, 2019)
10.28#	Form of Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.28 to the Company’s Registration Statement on Form S-4/A (File No. 333-228973) filed on January 25, 2019).
10.29#	Form of Restricted Stock United Award Agreement (Performance-Based) (incorporated by reference to Exhibit 10.29 to the Company’s Registration Statement on Form S-4/A (File No. 333-228973) filed on January 25, 2019)
10.30#	Amended Letter Agreement, effective as of December 31, 2018, by and between Twin River Worldwide Holdings, Inc. and John E. Taylor, Jr. (incorporated by reference to Exhibit 10.30 to the Company’s Registration Statement on Form S-4/A (File No. 333-228973) filed on January 25, 2019)
10.31#	Employment Agreement, effective as of March 29, 2016, by and between Twin River Management Group, Inc. and George Papanier (incorporated by reference to Exhibit 10.31 to the Company’s Registration Statement on Form S-4/A (File No. 333-228973) filed on January 25, 2019)
10.32#	Employment Agreement, effective as of January 1, 2019, by and between Twin River Worldwide Holdings, Inc. and Stephen H. Capp (incorporated by reference to Exhibit 10.32 to the Company’s Registration Statement on Form S-4/A (File No. 333-228973) filed on January 25, 2019)
10.33#	Employment Agreement, effective as of December 31, 2018, by and between Twin River Worldwide Holdings, Inc. and Glenn Carlin (incorporated by reference to Exhibit 10.33 to the Company’s Registration Statement on Form S-4/A (File No. 333-228973) filed on January 25, 2019)

Confidential Treatment Requested by Twin River Worldwide Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
Exhibit No.	Description
10.34#	Amendment to Employment Agreement, effective as of December 31, 2018, by and between Twin River Management Group, Inc. and Glenn Carlin (incorporated by reference to Exhibit 10.34 to the Company’s Registration Statement on Form S-4/A (File No. 333-228973) filed on January 25, 2019)
10.35	Credit Agreement, dated July 10, 2014, by and between Twin River Worldwide Holdings, Inc., Twin River Management Group, Inc., the lenders party thereto and Deutsche Bank AG New York Branch, Deutsche Bank Securities Inc., Credit Suisse Securities (USA) LLC, Jefferies Finance LLC, Deutsche Bank Securities Inc. and Credit Suisse Securities (USA) LLC (incorporated by reference to Exhibit 10.35 to the Company’s Registration Statement on Form S-4/A (File No. 333-228973) filed on January 25, 2019)
10.36	First Amendment to Credit Agreement, dated May 21, 2015, by and between Twin River Worldwide Holdings, Inc., Twin River Management Group, Inc., the lenders party thereto and Deutsche Bank AG New York Branch, Deutsche Bank Securities Inc., Credit Suisse Securities (USA) LLC, Jefferies Finance LLC, Deutsche Bank Securities Inc. and Credit Suisse Securities (USA) LLC (incorporated by reference to Exhibit 10.36 to the Company’s Registration Statement on Form S-4/A (File No. 333-228973) filed on January 25, 2019)
10.37	Second Amendment to Credit Agreement, dated December 23, 2015, by and between Twin River Worldwide Holdings, Inc., Twin River Management Group, Inc., the lenders party thereto and Deutsche Bank AG New York Branch, Deutsche Bank Securities Inc., Credit Suisse Securities (USA) LLC, Jefferies Finance LLC, Deutsche Bank Securities Inc. and Credit Suisse Securities (USA) LLC (incorporated by reference to Exhibit 10.37 to the Company’s Registration Statement on Form S-4/A (File No. 333-228973) filed on January 25, 2019)
10.38	Incremental Amendment No. 1 to Credit Agreement, dated June 7, 2016, by and between Twin River Worldwide Holdings, Inc., Twin River Management Group, Inc., the lenders party thereto and Deutsche Bank AG New York Branch, Deutsche Bank Securities Inc., Credit Suisse Securities (USA) LLC, Jefferies Finance LLC, Deutsche Bank Securities Inc. and Credit Suisse Securities (USA) LLC (incorporated by reference to Exhibit 10.38 to the Company’s Registration Statement on Form S-4/A (File No. 333-228973) filed on January 25, 2019)
10.39	Incremental Amendment No. 2 to Credit Agreement, dated October 14, 2016, by and between Twin River Worldwide Holdings, Inc., Twin River Management Group, Inc., the lenders party thereto and Deutsche Bank AG New York Branch, Deutsche Bank Securities Inc., Credit Suisse Securities (USA) LLC, Jefferies Finance LLC, Deutsche Bank Securities Inc. and Credit Suisse Securities (USA) LLC (incorporated by reference to Exhibit 10.39 to the Company’s Registration Statement on Form S-4/A (File No. 333-228973) filed on January 25, 2019)
10.40	Third Amendment to Credit Agreement, dated October 31, 2016, by and between Twin River Worldwide Holdings, Inc., Twin River Management Group, Inc., the lenders party thereto and Deutsche Bank AG New York Branch, Deutsche Bank Securities Inc., Credit Suisse Securities (USA) LLC, Jefferies Finance LLC, Deutsche Bank Securities Inc. and Credit Suisse Securities (USA) LLC (incorporated by reference to Exhibit 10.40 to the Company’s Registration Statement on Form S-4/A (File No. 333-228973) filed on January 25, 2019)
10.41	Fourth Amendment to Credit Agreement, dated February 2, 2017, by and between Twin River Worldwide Holdings, Inc., Twin River Management Group, Inc., the lenders party thereto and Deutsche Bank AG New York Branch, Deutsche Bank Securities Inc., Credit Suisse Securities (USA) LLC, Jefferies Finance LLC, Deutsche Bank Securities Inc. and Credit Suisse Securities (USA) LLC (incorporated by reference to Exhibit 10.41 to the Company’s Registration Statement on Form S-4/A (File No. 333-228973) filed on January 25, 2019)
10.42	Fifth Amendment to Credit Agreement, dated February 14, 2018, by and between Twin River Worldwide Holdings, Inc., Twin River Management Group, Inc., the lenders party thereto and Deutsche Bank AG New York Branch, Deutsche Bank Securities Inc., Credit Suisse Securities (USA) LLC, Jefferies Finance LLC, Deutsche Bank Securities Inc. and Credit Suisse Securities (USA) LLC (incorporated by reference to Exhibit 10.42 to the Company’s Registration Statement on Form S-4/A (File No. 333-228973) filed on January 25, 2019)

Confidential Treatment Requested by Twin River Worldwide Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
Exhibit No.	Description
10.43	Sixth Amendment to Credit Agreement, dated December 18, 2018, by and between Twin River Worldwide Holdings, Inc., Twin River Management Group, Inc., the subsidiary guarantors party thereto, the lenders party thereto and Deutsche Bank AG New York Branch (incorporated by reference to Exhibit 10.43 to the Company’s Registration Statement on Form S-4/A (File No. 333-228973) filed on January 25, 2019)
10.44	Incremental Amendment to Credit Agreement, dated March 26, 2019, among Twin River and the lenders party thereto (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K (File No. 001-38850) filed on March 29, 2019)
10.45	Regulatory Agreement, effective as of July 1, 2016, by and between the Rhode Island Department of Business Regulation, the Division of Lotteries of the Rhode Island Department of Revenue, Twin River Worldwide Holdings, Inc., Twin River Management Group, Inc., UTGR, Inc., and Premier Entertainment II, LLC (incorporated by reference to Exhibit 10.44 to the Company’s Registration Statement on Form S-4/A (File No. 333-228973) filed on January 25, 2019)
10.46	Amendment No. 1 to Regulatory Agreement, dated September 13, 2017, by and between the Rhode Island Department of Business Regulation, the Division of Lotteries of the Rhode Island Department of Revenue, Twin River Worldwide Holdings, Inc., Twin River Management Group, Inc., UTGR, Inc., and Premier Entertainment II, LLC (incorporated by reference to Exhibit 10.45 to the Company’s Registration Statement on Form S-4/A (File No. 333-228973) filed on January 25, 2019)
10.47	Assignment, Assumption and Amendment of Regulatory Agreement, dated October 31, 2018, by and between the Rhode Island Department of Business Regulation, the Division of Lotteries of the Rhode Island Department of Revenue, Twin River Worldwide Holdings, Inc., Twin River Management Group, Inc., UTGR, Inc., Premier Entertainment II, LLC, and Twin River-Tiverton, LLC (incorporated by reference to Exhibit 10.46 to the Company’s Registration Statement on Form S-4/A (File No. 333-228973) filed on January 25, 2019)
10.48	Voting Agreement, dated July 22, 2018, among Twin River Worldwide Holdings, Inc. and each of the persons listed as signatories thereto (incorporated by reference to Exhibit 2.2 to the Company’s Registration Statement on Form S-4 (File No. 333-228973) filed on February 6, 2019)
21.1	Schedule of Subsidiaries (incorporated by reference to Exhibit 21.1 to the Company’s Form 10-K (File No. 333-228973) filed on April 1, 2019)
23.1*	Consent of KPMG LLP
23.2*	Consent of Jones Day (included as part of Exhibit 5.1)
23.3*	Consent of Deloitte & Touche LLP
24.1*	Power of Attorney (included on the signature page to this registration statement)

*
To be filed by amendment.

#
Denotes management contract or compensatory plan or arrangement.

+
The schedules and similar attachments have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant agrees to furnish a copy of any such omitted schedule or similar attachment to the SEC upon request.

ITEM 17.   UNDERTAKINGS.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is

Confidential Treatment Requested by Twin River Worldwide Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The undersigned registrant hereby undertakes that:
(1)
For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)
For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Confidential Treatment Requested by Twin River Worldwide Holdings, Inc.
Pursuant to 17 C.F.R. Section 200.83
SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Lincoln, State of Rhode Island, on             , 2019.
TWIN RIVER WORLDWIDE HOLDINGS, INC.
By:
Name:	George T. Papanier
Title:	President and Chief Executive Officer
POWER OF ATTORNEY
KNOW ALL PERSONS BY THESE PRESENT, that each person whose signature appears below constitutes and appoints John E. Taylor, Jr. and Stephen H. Capp, each of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place, and stead, in any and all capacities, to sign any and all amendments to this registration statement, including post-effective amendments thereto, and any and all additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, and to file the same, with all exhibits hereto, and other documents in connection therewith, with the SEC, granting unto each said attorney-in-fact and agents full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or their or his or her substitute or substitutes may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.
Signature	Title	Date
George T. Papanier	President, Chief Executive Officer and Director (Principal Executive Officer)	, 2019
Stephen H. Capp	EVP and Chief Financial Officer (Principal Financial and Accounting Officer)	, 2019
John E. Taylor, Jr.	Executive Chairman and Director	, 2019
Terrence Downey	Director	, 2019
Soohyung Kim	Director	, 2019
Jeffrey W. Rollins	Director	, 2019